
05007620

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME E Dew Media

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAY 04 2005

**NEW ADDRESS


THOMSON
FINANCIAL

FILE NO. 82- 5701 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | |
|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 5/5/05

# enewmedia

e-New Media Company Limited

ARS
12-31-04

annual report

# CONTENTS

# CHAIRMAN'S STATEMENT

I am pleased to present the annual report of e-New Media Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2004.

The Group entered into the fashion retail business after the acquisition of a 60% equity interest in The Swank Shop Limited ("Swank") in October 2003. The 2004 full year result of Swank was accounted for in these financial statements.

## RESULTS

For the year ended 31 December 2004, the Group recorded a turnover of HK$221,273,000 (2003: HK$138,600,000), representing a substantial increase of 60% as compared with last year. The significant increase in turnover was mainly attributable to the fashion retail business.

The Group achieved a turnaround in 2004 and posted a net profit attributable to shareholders of HK$13,616,000 as compared to a loss in last year. Several lines of our business contributed to this turnaround. The Clubs experienced an increase in their property value as a result of the improvement of property market and significant expansion and upgrade of their facilities, the International Premium Rate Services business collected and recovered certain prior years' outstanding sums owed to it and the fashion retail business performed well amid robust retail climate and recorded improved performance.

## LOOKING AHEAD

### SHANGHAI HILLTOP COUNTRY CLUB

The Group has co-operated with a hotel management company, in which the Group owns 35%, to convert the Shanghai Hilltop Country Club ("Shanghai Hilltop") into a Spa and 4-Star resort hotel. Shanghai Hilltop's expansion and upgrading is now at the final stage and is scheduled for soft opening in mid 2005. Shanghai Hilltop will be renamed "Vivasha" thereafter.

Shanghai has been growing at the rapid pace and the demand for leisure and hospitality facilities continues to rise. The Board is optimistic about the prospect of Shanghai Hilltop.

### FASHION RETAIL

As at 31 December 2004, Swank had 14 stores and department store counters of which 3 new stores and department store counters were opened during the year under review. In the coming year, certain stores with low profitability will be strategically closed when their leases expire, while continuing to open new stores at prime locations to enhance Swank's profitability.

Given the sustainable growth of the Hong Kong's economy and the robust retail climate, the Board is confident that our fashion retail business will continue to grow and be a contributor to the Group's turnover and profits. The Group will also continue to look for expansion opportunities in the fashion retail business.

## APPRECIATION

I would like to take this opportunity to thank my fellow directors, dedicated employees, our supportive shareholders and our business partners for their confidence and continued support to the Group.

**Joseph Wing Kong LEUNG**
*Chairman*

Hong Kong, 15 April 2005

# CHIEF EXECUTIVE OFFICER'S STATEMENT

## FINANCIAL REVIEW

The Group reported a turnover of HK$221,273,000 (2003: HK$138,600,000) and consolidated profit attributable to shareholders amounted to HK$13,616,000 (2003: Loss of HK$34,069,000) for the year ended 31 December 2004. Basic and diluted earnings per share was 0.8 HK cents (2003: Loss of 2.1 HK cents).

Several lines of business contributed to the improvement of the Group's performance. In the Resort and recreational club operations sector, the Clubs experienced a substantial appreciation in capital value for their premises due to current improvement efforts, promising future prospects and improved market conditions, and write backs of certain revaluation deficit are also implemented. In the International Premium Rate Services business, Management was able to successfully collect certain prior years' outstanding debts and recovered several overdue sums. Swank performed satisfactorily amid the robust retail climate in Hong Kong and recorded improved results. Certain strategic investments that the Group made also appreciated in value.

## LIQUIDITY AND FINANCIAL POSITION

At 31 December 2004, the Group was in a solid financial position with cash and deposit holdings of HK$581,349,000 (2003: HK$635,058,000). At 31 December 2004, total borrowings stood at HK$21,308,000 (2003: HK$61,931,000) with HK$12,758,000 (2003: HK$52,787,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with total equity) was 2.3% at the balance sheet date (2003: 6.8%). The current ratio at 31 December 2004 was 6.7 times (31 December 2003: 4.7 times).

At 31 December 2004, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars, United States dollars and Euros and exchange differences were reflected in the audited financial statements. All borrowings of the Group are either interest-free or on a floating rate basis. During the year, the bank loans of HK$46,680,000 (US$6,000,000) was repaid in full from its internal resources. Accordingly, pledges of the Company's fixed deposits given to secure such bank loans have been reduced by an equivalent amount.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position, when it considers appropriate, will hedge its foreign exchange exposure by way of forward foreign exchange contract.

## PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$44,000 (2003: US$6,110,000) was given to bankers to secure general banking facilities to the extent of US$44,000 as at 31 December 2004 (2003: US$6,110,000).

## BUSINESS REVIEW

### RESORT AND RECREATIONAL CLUB OPERATIONS

*Shanghai Hilltop Country Club ("Shanghai Hilltop")*

The expansion and upgrade of Shanghai Hilltop progressed on schedule. Upon completion of such works, Shanghai Hilltop will mainly comprise a hotel building, a clubhouse building, other ancillary structures and certain outdoor recreational facilities including a 200-meter golf driving range, tennis courts and outdoor swimming pool. Shanghai Hilltop will be renamed "Vivasha" after completion of the upgrading process.

The hotel building is a four-star resort hotel, which provides around 300 guest rooms. It will be facilitated with Chinese and Western restaurants and multi-purpose conference rooms. The clubhouse Building will be facilitated with indoor swimming pools, spa, gymnasium, a multi-function sport centre with badminton courts, table-tennis room, chess room and activity centre, etc.

Management expects that Shanghai Hilltop will have a soft opening in mid 2005 and Shanghai Hilltop would become one of the largest and leading Club Resorts in Shanghai in terms of scale and functions provided. Based upon the high occupancy rate in hotels in Shanghai last year, Management believes this trend will continue for the next few years and benefit our new hotel. In addition, Management believes that the current solid demand of quality residential properties in Shanghai is an indication that Shanghai residents are more concerned about living quality than ever, especially given that the expectation for economic growth would remain high in this decade. Consequently, Management is optimistic about the business development of Shanghai Hilltop.

In view of the above factors, Management decided to acquire an additional 15% shareholdings of Shanghai Landis Hospitality Management Co. Ltd, the management company of Shanghai Hilltop, resulting in a total shareholdings of 35% upon completion in February 2005.

*Hong Kong Hilltop Country Club ("Hilltop")*

Hilltop's performance in 2004 was largely in line with Management's expectation. The accommodation facility performed satisfactorily and recorded a significant increase in revenue, due largely to the influx of tourists from China starting in March. Both the Chinese Restaurant and Banquet and the European Restaurant and Banquet performed below expectation, as the fierce competition and a decrease in meetings and training activities affected the restaurant's performance. Sports and Recreation performed largely in line with Management's expectations.

Hilltop is expected to maintain its competitiveness as a result of the renovation works and dedication to cater to customer's demands. The upgrading of facilities at Hilltop is ongoing in order to keep the facility in good shape.

## TELECOMMUNICATIONS

### *International Premium Rate Services ("IPRS")*

The traditional IPRS voice market did not show any signs of recovery in 2004 as market conditions continued to be difficult. One major reason for such steep decline is that U.S. and Japan, two of the biggest IPRS voice markets, have virtually become extinct. The U.S. market was affected by various regulatory issues and Japan was affected by the introduction of other new types of "value added services" (mainly coming from the mobile sector). As a result, both margin and revenue were further reduced.

Growing demand for "infotainment" in Mainland China represents a growing demand for premium rate calls. The Group will, in the coming year, begin to look for business opportunities for entering into the market.

Another major task for the coming year is to continue to exercise diligent and unrelenting efforts to collect outstanding and overdue payments from its debtors. In addition, even amidst difficult market conditions and fierce competition, Management is pleased to report that the Group was able to maintain its existing termination points.

Management believes that despite the same difficult trading conditions will remain ahead, it envisages that the opening up of the Mainland China market will not only revitalize the premium rate voice services, but will also open doors for the Group to attempt in different areas in the "value added service" sector such as premium data calls, Premium SMS etc.

### *Wireless Network Card Business*

Shanghai ENM Telecom & Technologies Limited ("SENMTT")'s core business is providing wireless internet access services through mobile network and cooperates with China Mobile Shanghai and China Unicom Shanghai to distribute GPRS and CDMA1X network cards in the Shanghai region. SENMTT has developed solid business collaborations with local business partners and operators' retail shops and become one of the major CDMA1X distributors of China Unicom Shanghai. In 2005, Management plans to explore new opportunities to apply the current business model to other consumer products/services.

## FASHION RETAIL

### *The Swank Shop Limited ("Swank")*

Swank continued to benefit from the rebound in consumer confidence in Hong Kong. Its business maintained the momentum seen in the first half of 2004 and recorded improved results in 2004.

A total of four new retail outlets with an aggregate floor area of over 6,500 square feet were established in the second half of 2004 and first quarter of 2005: Givenchy at Sogo Department Store, Givenchy at ifc mall, Swank Ladies at Gateway and Kenzo at ifc mall. Swank will also add to its retail network another renowned boutique in the second quarter of 2005, the Roberto Cavalli flagship store in ifc mall. Management believes that the expanded retail portfolio in prime retail locations will further enhance Swank's business and is conducting further studies of expansion plans.

## BIO-MEDICAL

*Genovate Biotechnology Company Limited ("Genovate")*

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability; clinical trials for local and international pharmaceutical companies; drug manufacturing; drug marketing and distribution in Taiwan.

Genovate has a range of new drug products in the pipeline. "Genetaxyl" is an improved version of Paclitaxel (BMS' Taxol) developed by Genovate for treatment of breast cancer, and its market share in Taiwan has increased favourably. In addition, two marketed new drugs, Urotrol and Glusafes, received positive market acceptance in Taiwan. Furthermore, in early 2005, for the first time Taiwan has granted approval for the sale of two "once a day" new drugs, Loxol SR and Diabetrol SR. The drugs are expected to launch shortly in Taiwan. Such flow of new drugs will further strengthen Genovate's sales.

*Cardima, Inc. ("Cardima")*

Cardima is a public company involved in medical devices for minimally invasive treatment of atrial fibrillation by utilising its Surgical Ablation System ("SAS") during heart surgery. The SAS, a combination of devices including Revelation Tx microcatheter system, has already received marketing clearance through CE Mark approval in Europe. As for the U.S. market, Cardima has yet to secure Pre-Market Approval from the U.S. Food and Drug Administration for SAS to proceed to marketing; to support its efforts, Cardima is exploring various opportunities.

## OTHER INVESTMENTS

*SinoPay.com Holdings Limited ("SinoPay"), formerly known as ChinaPay.com Holdings Limited*

SinoPay's main business is providing B2C electronic payment and intra-bank fund transfer solution services in Mainland China through its Joint Venture (the "JV") in Shanghai with China UnionPay. In June 2004, the JV has completed a capital increase transaction and SinoPay shareholdings in the JV have been reduced from 49% to 40%. The Group's interest in the JV has been diluted from 3.43% to 2.8% accordingly.

In response to the gradual opening of financial services in Mainland China, China UnionPay proposed a new merger transaction between the JV and 廣州好易聯支付網絡公司 ("Easylink"), a counterpart of the JV in Guangdong controlled by China UnionPay at present for higher operating efficiency and market share. After the proposed merger, the two companies may share resources and join forces to further expand into a nationwide interoperable bankcards network and further develop China's bankcard industry. Management believes that the proposed merger between the two companies is highly synergistic and the resulting performance of the JV should have a significant improvement. The proposed merger is targeted to be completed in 2005.

OTHER INVESTMENTS (CONTINUED)

*Beijing Smartdot Technologies Co. Ltd. ("Smartdot")*

Smartdot engages in software development and solutions projects in Mainland China and its primary focus is in the area of e-Government projects and office automation systems for the corporate sector in Beijing. Over the reporting period, Smartdot has set up 2 subsidiaries in Guangdong and Zhejiang to try to capture businesses in other regions.

## EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employs a total of 286 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

**James C. NG**
*Chief Executive Officer*

Hong Kong, 15 April 2005

# BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

## EXECUTIVE DIRECTORS

**Mr. Joseph Wing Kong LEUNG**, 58, is the Chairman of the Group. Mr. Leung joined the Group in December 2000 as Executive Director and became Chairman in March 2001. Mr. Leung is a Director of Chinachem Group companies. He has over 30 years of experience in finance and management in property development. Mr. Leung is a fellow of the Hong Kong Institute of Real Estate Administration and a member of the executive committee of Real Estate Developers Association of Hong Kong.

**Mr. James C. NG**, 61, is the Chief Executive Officer of the Group. Prior to joining the Group in March 2001, Mr. Ng served as the CEO of the former First Pacific Bank in Hong Kong. He is a director of Chinachem Group companies and an Adviser of the Employer's Federation of Hong Kong.

**Mr. Derek Wai Choi LEUNG**, 54, joined the Group in December 2000. He holds a BSc (Engineering) degree and is also a chartered accountant. Mr. Leung had been in the banking industry for 16 years and in charge of the treasury and capital markets division of a banking subsidiary of one of the largest banks in the world for about ten years. He joined Chinachem Group in early 1997 and is responsible for the international investments of Chinachem Group companies.

**Mr. Wing Tung YEUNG**, 50, joined the Group as Executive Vice President in October 2001 and became Director in November 2002. Mr. Yeung is responsible for the investments of the Group. Prior to his appointment, Mr. Yeung was the Personal Assistant to the Managing Director of a listed company in Hong Kong for more than ten years, in charge of project investments and developments in Hong Kong, PRC and South East Asia. He had also worked in an American Bank as Manager of Commercial Banking and an international audit firm as Auditor. Mr. Yeung obtained his MBA from Indiana University, USA in 1978 and passed the board examination of the American Institute of Certified Public Accountants in the same year.

## NON-EXECUTIVE DIRECTOR

**Mr. Raymond Wai Pun LAU**, 55, joined the Group in March 2001. He is the Senior Partner of Ford, Kwan & Co. Solicitors & Notaries. He is a solicitor of the High Court of Hong Kong and is also qualified to practise in the United Kingdom and the Australian Capital Territory. He is also a notary public and China-appointed Attesting Officer.

## INDEPENDENT NON-EXECUTIVE DIRECTORS

**Dr. Cecil Sze Tsung CHAO**, 68, joined the Group in September 2004. Dr. Chao is the founder and Executive Chairman of Cheuk Nang (Holdings) Limited. Dr. Chao obtained a Bachelor of architecture degree, with honours, from The University of Durham, England and subsequently worked in the field of property, investment, finance, architecture and construction for forty years. He also worked for Hong Kong Government Building Department and Architectural Office and was elected as director of Hong Kong Real Estate Developers' Association for over 20 years. Dr. Chao is a Hong Kong registered architect and a member of the Royal Institute of British Architect and has obtained Honorary Doctor Degree (Ph. D.) from the U.S. Morrison University. Dr. Chao is also awarded 2004's World Outstanding Chinese.

**Dr. Jen CHEN**, 50, joined the Group in February 2003. He has extensive experience and professional knowledge in the biopharmaceutical industry. Dr. Chen is the General Manager of Genovate Biotechnology Company Limited in Taiwan. Prior to this appointment, Dr Chen was the Vice President of Asian Operation in Genelabs Technologies, Inc. in the US. He had also worked in Novartis Pharmaceuticals Corporation for eight years in areas of new drug discovery and research. He is the author or co-author of more than 30 papers and ten patents in the field. Dr. Chen obtained his Ph.D. (Chemistry) from University of Rochester in New York, USA.

**Mr. Ian Grant ROBINSON**, 65, joined the Group in September 2004. He heads up Robinson Management Limited, a consulting and management company. Prior to setting up his own firm in 1995, he has had 39 years of experience as a professional accountant and was a Senior Partner with Ernst and Young, one of the largest international accounting firms. He has been based in Hong Kong since 1980, servicing the Asian region, and has accounting experience in major countries around the world. He is the Chairman of Brek Energy Inc., a Nasdaq listed company and is a member of the Executive Committee of the Hong Kong Housing Society.

## SENIOR MANAGEMENT

**Mr. David Kin Hay HONG**, 57, is the Managing Director of The Swank Shop Limited ("Swank"). Mr. Hong joined the family business in 1974 after his graduation from business studies in England. He was in charge of the manufacturing arm of Swank in the first few years. In the early 1980's, Mr. Hong moved on to the retail business unit and has headed Swank since 1991. Mr. Hong has valuable experience in high fashion retailing.

Mr. Hong was awarded by the French President with the titles of *Chevalier de l'Ordre National du Merite* in July 1996 and *Chevalier de la Legion d'Honneur* in June 2003.

**Mr. Kenneth Sai Lai WONG**, 43, joined the Group in July 2001 as Vice President - Investments. He is responsible for the Group's investment in Healthcare area. Prior to this appointment, Mr. Wong was the Vice President of Commercial Banking Business of First Pacific Bank, and Corporate Banking Officer of a major US bank where he gained international finance exposure in Chicago and New York. Before joining the banking industry, Mr. Wong had worked for an international accounting firm in performing project investment evaluation and feasibility study. Mr. Wong holds a Bachelor of Social Sciences Degree from the University of Hong Kong.

**Ms. Gladys C. CHEN**, 54, joined the Group as Chief Financial Officer in June 2001. Prior to her appointment, Ms. Chen was the Senior Vice President and Chief Financial Officer of a local bank in Hong Kong. She is a member of the American Institute of Certified Public Accountants.

**Mr. Victor Yiu Keung CHIANG**, 40, joined the Group in November 2003 as Financial Controller of the Group overseeing the financial management of the Group. He has over 15 years' experience in professional accountancy practice and financial management experience with listed companies. Graduated from the Chinese University of Hong Kong with a bachelor's degree in business administration, he is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Chiang is also a Certified Public Accountant practising in Hong Kong.

**Mr. Alex C.H. YIP**, 32, joined the Group as General Counsel in September 2003. Prior to joining the Group, Mr. Yip practised corporate and commercial law in New York and Hong Kong and was associated with the New York law firms of Simpson Thacher & Bartlett LLP and Milbank, Tweed, Hadley & McCloy LLP. Mr. Yip worked on multiple billion US dollar transactions and has experience in mergers and acquisitions, private equity, securities and banking. He received his Juris Doctor degree from Boston College Law School in the US and his Bachelor of Arts degree in Economics and Political Science from University of Rochester in the US.

# REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2004.

## PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding and securities trading. The principal activities of the subsidiaries comprise the wholesale and retail of fashion wear and accessories, provision of telecommunications services, resort and recreational club operations, and investment holding. There were no significant changes in the nature of the Group's principal activities during the year.

## RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2004 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 19 to 68.

The directors do not recommend the payment of any dividend for the year ended 31 December 2004 (2003: Nil).

## SUMMARY FINANCIAL INFORMATION

A summary of the published results and assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the audited financial statements and reclassified as appropriate, is set out on page 69. This summary does not form part of the audited financial statements.

## FIXED ASSETS AND INVESTMENT PROPERTIES

Details of movements in the fixed assets and investment properties of the Company and the Group during the year are set out in note 13 to the financial statements.

## DEBENTURES

Particulars of the club debentures of the Group are set out in note 25 to the financial statements.

## SHARE CAPITAL AND SHARE OPTIONS

There were no movements in either the Company's authorised or issued share capital during the year. Details of movements in the Company's share options during the year, together with the reasons therefore, are set out in note 29 to the financial statements.

## PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

## RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 30(b) to the financial statements and in the consolidated statement of changes in equity on page 22, respectively.

## DISTRIBUTABLE RESERVES

At 31 December 2004, the Company had no reserves available for distribution as calculated in accordance with the provisions of Section 79B of the Companies Ordinance (2003: Nil).

## MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, sales to the Group's five largest customers accounted for 10% of the total sales for the year and sales to the largest customer included therein amounted to 5%. Purchases from the Group's five largest suppliers accounted for 39% of the total purchases for the year and purchases from the largest supplier included therein amounted to 11%.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and suppliers.

## DIRECTORS

The directors of the Company during the year were:

EXECUTIVE DIRECTORS:

Mr. Joesph Wing Kong LEUNG
Mr. James C. NG
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

NON-EXECUTIVE DIRECTOR:

Mr. Raymond Wai Pun LAU

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Dr. Jen CHEN
Mr. Ian Grant ROBINSON (appointed on 1 September 2004)
Dr. Cecil Sze Tsung CHAO (appointed on 21 September 2004)

In accordance with article 101 of the Company's articles of association, Mr. James C. NG and Mr. Raymond Wai Pun LAU will retire by rotation at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election.

## DIRECTORS (CONTINUED)

In accordance with article 92 of the Company's articles of association, Dr. Cecil Sze Tsung CHAO and Mr. Ian Grant ROBINSON, having been appointed to the Board since the date of the last annual general meeting, will retire at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election.

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company considers all of the independent non-executive directors to be independent.

## DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 9 to 11 of the annual report.

## DIRECTOR'S SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation, other than statutory compensation.

## DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

## DIRECTORS' INTEREST IN SHARES

At 31 December 2004, the interest of a director in the shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

*Long position in ordinary shares of HK$0.01 each of the Company:*

| Name of director | Number of shares held through a controlled corporation | Percentage of the Company's issued share capital |
|---|---|---|
| Mr. Joseph Wing Kong LEUNG | 200,000 | 0.012% |

Save as disclosed above, as at 31 December 2004, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

## DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the heading "Directors' interest in shares" above, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

## SHARE OPTION SCHEMES

Details of the Company's share option schemes are disclosed in note 29 to the financial statements.

## SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

At 31 December 2004, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

*Long positions in ordinary shares of HK$0.01 each of the Company:*

| Name | Direct interests | Indirect interests | Number of shares held | Percentage of the Company's issued share capital |
|---|---|---|---|---|
| Diamond Leaf Limited | 162,884,503 | — | 162,884,503 | 9.8% |
| Solution Bridge Limited | 408,757,642 | — | 408,757,642 | 24.8% |
| Ms. Nina KUNG *(note)* | — | 571,642,145 | 571,642,145 | 34.6% |

*Note:* The interest disclosed under Ms. Nina KUNG represents her deemed interests in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Save as disclosed above, as at 31 December 2004, no person had registered an interest in the shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

## CONNECTED TRANSACTIONS

During the year, the Company and the Group had the following connected transactions, certain details of which are disclosed in compliance with the requirements of Chapter 14A of the Listing Rules.

On 26 August 2004, the Company entered into the surrender agreement with Hollywood Palace Company Limited (the "Landlord"), a company controlled by a substantial shareholder, to terminate a tenancy agreement dated 28 May 2003 (the "Old Tenancy Agreement"). On the same day, a new tenancy agreement (the "New Tenancy Agreement") was entered into between the same parties in respect of the leases of certain premises under the Old Tenancy Agreement for a period of eight months from 1 September 2004 with the monthly rent reduced from HK$157,948 under the Old Tenancy Agreement to HK$113,260 as a result of a reduction in the total leased area from 11,282 square feet to 8,090 square feet under the New Tenancy Agreement.

## SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the directors.

## POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 36 to the financial statements.

## CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the annual report, except that the non-executive and independent non-executive directors of the Company are not appointed for specific terms as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association. The Code contained in Appendix 14 of the Listing Rules has been replaced by the Code on Corporate Governance Practices (the "New Code") with effect from 1 January 2005 and the New Code will apply for subsequent reporting periods.

## MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the directors. Based on specific enquiry of all directors, all directors have complied with the required standard set out in the Model Code, throughout the accounting period covered by the annual report.

## AUDIT COMMITTEE

The Company has an audit committee which was established pursuant to the requirements of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises one non-executive director and three independent non-executive directors of the Company. The audited financial statements of the Group for the year ended 31 December 2004 have been reviewed by the Audit Committee.

## AUDITORS

During the year, KPMG resigned as auditors of the Company and Ernst & Young were appointed by the directors to fill the casual vacancy so arising. There have been no other changes of auditors in the past three years. A resolution for the reappointment of Ernst & Young as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board
**Joseph Wing Kong LEUNG**
*Chairman*

Hong Kong, 15 April 2005

# REPORT OF THE AUDITORS



**TO THE MEMBERS**
**e-NEW MEDIA COMPANY LIMITED**
*(Incorporated in Hong Kong with limited liability)*

We have audited the financial statements on pages 19 to 68 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

**Ernst & Young**
*Certified Public Accountants*

Hong Kong, 15 April 2005

# CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2004

| | Notes | 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|---|
| **TURNOVER** | 5 | **221,273** | 138,600 |
| **Cost of sales** | | **(86,694)** | (42,848) |
| **Gross profit** | | **134,579** | 95,752 |
| **Other revenue and gains** | 5 | **18,610** | 4,496 |
| **Selling and distribution costs** | | **(55,808)** | (16,581) |
| **Administrative expenses** | | **(80,548)** | (71,535) |
| **Other operating expenses, net** | | **(28,390)** | (33,830) |
| **Write-back of deficits on revaluation of properties** | 6 | **35,780** | 9,699 |
| **PROFIT/(LOSS) FROM OPERATING ACTIVITIES** | 6 | **24,223** | (11,999) |
| **Finance costs** | 7 | **(377)** | (969) |
| **Share of profits and losses of associates** | | **(5,112)** | (19,472) |
| **PROFIT/(LOSS) BEFORE TAX** | | **18,734** | (32,440) |
| **Tax** | 10 | **159** | (111) |
| **PROFIT/(LOSS) BEFORE MINORITY INTERESTS** | | **18,893** | (32,551) |
| **Minority interests** | | **(5,277)** | (1,518) |
| **NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS** | 11 | **13,616** | (34,069) |
| **EARNINGS/(LOSS) PER SHARE** | 12 | | |
| Basic | | **0.8 cents** | (2.1) cents |
| Diluted | | **N/A** | N/A |

# CONSOLIDATED BALANCE SHEET

31 December 2004

| | *Notes* | **2004** | 2003 |
|---|---|---|---|
| | | ***HK$'000*** | *HK$'000* |
| **NON-CURRENT ASSETS** | | | |
| Fixed assets | 13 | **224,398** | 174,317 |
| Goodwill | 14 | **6,610** | 8,667 |
| Interests in jointly-controlled entities | 16 | **—** | — |
| Interests in associates | 17 | **9,633** | 17,153 |
| Long term investments | 18 | **35,489** | 91,897 |
| | | **276,130** | 292,034 |
| **CURRENT ASSETS** | | | |
| Inventories | 19 | **33,910** | 30,341 |
| Trade receivables | 20 | **11,710** | 13,474 |
| Prepayments, deposits and other receivables | | **28,651** | 34,709 |
| Due from associates | 17 | **641** | 2,229 |
| Short term investments | 21 | **149,296** | 108,821 |
| Tax recoverable | | **—** | 331 |
| Pledged deposits | 22 | **342** | 47,536 |
| Cash and cash equivalents | 22 | **581,007** | 587,522 |
| | | **805,557** | 824,963 |
| **CURRENT LIABILITIES** | | | |
| Trade and other payables | 23 | **87,158** | 114,888 |
| Due to an associate | 17 | **15,531** | 3,248 |
| Interest-bearing bank borrowings | 24 | **6,597** | 46,680 |
| Current portion of debentures | 25 | **954** | 900 |
| Other loans | 26 | **5,207** | 5,207 |
| Tax payable | | **5,436** | 5,496 |
| | | **120,883** | 176,419 |
| **NET CURRENT ASSETS** | | **684,674** | 648,544 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | | **960,804** | 940,578 |

31 December 2004

| | Notes | 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|---|
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | | **960,804** | 940,578 |
| **NON-CURRENT LIABILITIES** | | | |
| Debentures | 25 | **8,550** | 9,144 |
| Deferred tax liabilities | 27 | — | 117 |
| | | **8,550** | 9,261 |
| **MINORITY INTERESTS** | | **26,182** | 20,006 |
| | | **926,072** | 911,311 |
| **CAPITAL AND RESERVES** | | | |
| Issued capital | 28 | **16,507** | 16,507 |
| Reserves | 30(a) | **909,565** | 894,804 |
| | | **926,072** | 911,311 |

**Joseph Wing Kong LEUNG**
*Chairman*

**James C. NG**
*Chief Executive Officer*

# CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2004

| | | Reserves | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Issued share capital | Share premium account | Capital redemption reserve | Special reserve | Revaluation reserve | Exchange fluctuation reserve | Accumulated losses | Sub-total reserve | Total |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (note 28(b)(ii)) | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| At 1 January 2003 | 16,507 | 1,189,721 | 478 | 808,822 | — | 1,175 | (1,072,189) | 928,007 | 944,514 |
| Surplus on revaluation | — | — | — | — | 33 | — | — | 33 | 33 |
| Exchange realignment | — | — | — | — | — | 833 | — | 833 | 833 |
| Net gains and losses not recognised in the profit and loss account | — | — | — | — | 33 | 833 | — | 866 | 866 |
| Net loss for the year | — | — | — | — | — | — | (34,069) | (34,069) | (34,069) |
| At 31 December 2003 and 1 January 2004 | 16,507 | 1,189,721 | 478 | 808,822 | 33 | 2,008 | (1,106,258) | 894,804 | 911,311 |
| Surplus on revaluation | — | — | — | — | 1,349 | — | — | 1,349 | 1,349 |
| Exchange realignment | — | — | — | — | — | (204) | — | (204) | (204) |
| Net gains and losses not recognised in the profit and loss account | — | — | — | — | 1,349 | (204) | — | 1,145 | 1,145 |
| Net profit for the year | — | — | — | — | — | — | 13,616 | 13,616 | 13,616 |
| **At 31 December 2004** | **16,507** | **1,189,721** | **478** | **808,822** | **1,382** | **1,804** | **(1,092,642)** | **909,565** | **926,072** |
| Reserves retained by: | | | | | | | | | |
| Company and subsidiaries | 16,507 | 1,189,721 | 478 | 808,822 | 1,382 | 1,804 | (1,082,817) | 919,390 | 935,897 |
| Associates* | — | — | — | — | — | — | (9,825) | (9,825) | (9,825) |
| 31 December 2004 | 16,507 | 1,189,721 | 478 | 808,822 | 1,382 | 1,804 | (1,092,642) | 909,565 | 926,072 |
| Company and subsidiaries | 16,507 | 1,189,721 | 478 | 808,822 | 33 | 2,008 | (1,101,454) | 899,608 | 916,115 |
| Associates* | — | — | — | — | — | — | (4,804) | (4,804) | (4,804) |
| 31 December 2003 | 16,507 | 1,189,721 | 478 | 808,822 | 33 | 2,008 | (1,106,258) | 894,804 | 911,311 |

* *Included profits of HK$235,000 (2003: HK$227,000) retained by associates*

# CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

| | Notes | **2004** | 2003 |
|---|---|---|---|
| | | ***HK$'000*** | *HK$'000* |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Profit/(loss) before tax | | **18,734** | (32,440) |
| Adjustments for: | | | |
| Depreciation | 6 | **9,217** | 11,664 |
| Goodwill amortisation and impairment | 6 | **2,057** | 267 |
| Goodwill amortisation and impairment included in share of profits and losses of associates | 6 | **—** | 16,334 |
| Finance costs | 7 | **377** | 969 |
| Dividend income from listed investments | 5 | **(5,624)** | (4,162) |
| Dividend income from unlisted investments | 5 | **—** | (3,409) |
| Interest income | 5 | **(7,767)** | (7,140) |
| Share of profits and losses of associates | | **5,112** | 3,138 |
| Gain on disposal of an associate | | **(23)** | — |
| Write-back of deficits on revaluation: | | | |
| Resort and recreational club properties | 6 | **(35,180)** | (9,699) |
| Investment properties | 6 | **(600)** | — |
| Provision for a loan to an associate | 6 | **1,365** | — |
| Provision for doubtful other receivable | 6 | **8,670** | — |
| Write-back of provision for amounts due from associates | 6 | **—** | (171) |
| Impairment of fixed assets | 6 | **—** | 3,600 |
| (Gain)/loss on disposal of fixed assets | 6 | **(333)** | 258 |
| Net realised and unrealised gains on investments in other securities | 6 | **(14,170)** | (15,093) |
| Impairment of long term investment securities | 6 | **22,988** | 32,800 |
| Foreign exchange (gains)/losses, net | | **(239)** | 122 |
| **Operating profit/(loss) before working capital changes** | | **4,584** | (2,962) |
| (Increase)/decrease in inventories | | **(3,569)** | 11,027 |
| Decrease/(increase) in trade receivables | | **1,764** | (8,124) |
| (Increase)/decrease in prepayments, deposits and other receivables | | **(172)** | 14,284 |
| Decrease in trade and other payables | | **(33,461)** | (38,158) |
| Decrease/(increase) in amounts due from associates | | **223** | (3,381) |
| (Decrease)/increase in amounts due to an associate | | **(2,866)** | 3,248 |
| **Cash used in operations** | | **(33,497)** | (24,066) |
| Interest received | | **7,894** | 7,490 |
| Dividends received from listed investments | | **5,624** | 4,162 |
| Dividends received from unlisted investments | | **—** | 3,409 |
| Hong Kong profits tax refunded/(paid) | | **328** | (3) |
| Overseas taxes paid | | **(15)** | (74) |
| **Net cash outflow from operating activities** | | **(19,666)** | (9,082) |

## CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

| | *Note* | **2004** **HK$'000** | 2003 HK$'000 |
|---|---|---|---|
| **Net cash outflow from operating activities** | | **(19,666)** | (9,082) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Purchases of fixed assets | | **(3,177)** | (4,229) |
| Acquisition of subsidiaries | 31 | — | 9,253 |
| (Deposits paid)/refunds received in respect of acquisitions of securities and associates | | **(2,567)** | 29,564 |
| Increase in investment in an associate | | — | (6,224) |
| Acquisition of a business | | — | (754) |
| Repayment of amounts due from associates | | **281** | 1,018 |
| Proceed from disposal of an associate | | **2,150** | — |
| Proceeds from disposal of fixed assets | | **3,136** | 7 |
| Proceeds from disposal of investments in other securities | | **7,115** | — |
| Decrease in pledged deposits | | **47,194** | — |
| **Net cash inflow from investing activities** | | **54,132** | 28,635 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| New bank loans | | **12,269** | — |
| Repayment of bank loans | | **(52,352)** | (2,948) |
| Redemption of debentures | | **(540)** | (1,720) |
| Interest paid | | **(377)** | (1,085) |
| **Net cash outflow from financing activities** | | **(41,000)** | (5,753) |
| **NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS** | | **(6,534)** | 13,800 |
| **Cash and cash equivalents at beginning of year** | | **587,522** | 573,576 |
| **Effect of foreign exchange rate changes, net** | | **19** | 146 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | | **581,007** | 587,522 |
| **ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS** | | | |
| Cash and bank balances | 22 | **49,266** | 34,880 |
| Non-pledged time deposit with original maturity of less than three months when acquired | | **531,741** | 552,642 |
| | | **581,007** | 587,522 |

# BALANCE SHEET

31 December 2004

| | Notes | **2004** | 2003 |
|---|---|---|---|
| | | ***HK$'000*** | *HK$'000* |
| **NON-CURRENT ASSETS** | | | |
| Fixed assets | 13 | **118,200** | 108,601 |
| Interests in subsidiaries | 15 | **205,806** | 174,543 |
| Interests in associates | 17 | **274** | 556 |
| | | **324,280** | 283,700 |
| **CURRENT ASSETS** | | | |
| Short term investments | 21 | **136,584** | 106,328 |
| Prepayments, deposits and other receivables | | **1,448** | 1,733 |
| Pledged deposits | 22 | **342** | 47,536 |
| Cash and cash equivalents | 22 | **536,847** | 555,872 |
| | | **675,221** | 711,469 |
| **CURRENT LIABILITIES** | | | |
| Due to subsidiaries | 15 | **77,992** | 84,108 |
| Trade and other payables | 23 | **3,352** | 2,007 |
| | | **81,344** | 86,115 |
| **NET CURRENT ASSETS** | | **593,877** | 625,354 |
| | | **918,157** | 909,054 |
| **CAPITAL AND RESERVES** | | | |
| Issued capital | 28 | **16,507** | 16,507 |
| Reserves | 30(b) | **901,650** | 892,547 |
| | | **918,157** | 909,054 |

**Joseph Wing Kong LEUNG**
*Chairman*

**James C. NG**
*Chief Executive Officer*

## 1. CORPORATE INFORMATION

The registered office of e-New Media Company Limited is located at Suite 1502, 15/F, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

During the year, the Group was involved in the following principal activities:

- wholesale and retail of fashion wear and accessories
- provision of telecommunications services
- resort and recreational club operations
- investment holding

## 2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice ("SSAPs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of investment properties and certain fixed assets and equity investments as further explained below.

### BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2004. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### SUBSIDIARIES

A subsidiary is a company, other than a jointly-controlled entity, in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

### JOINTLY-CONTROLLED ENTITIES

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

### ASSOCIATES

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. Goodwill or negative goodwill arising from the acquisition of associates, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in associates.

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in associates are treated as long term assets and are stated at cost less any impairment losses.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### GOODWILL

Goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life. In the case of associates and jointly-controlled entities, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business combinations" in 2001, goodwill arising on acquisitions was eliminated against the consolidated reserves in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of the SSAP that permitted such goodwill to remain eliminated against the consolidated reserves. Goodwill on acquisitions subsequent to the adoption of the SSAP is treated according to the SSAP 30 goodwill accounting policy above.

On disposal of subsidiaries, associates or jointly-controlled entities, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against the consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

### NEGATIVE GOODWILL

Negative goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition, over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the acquisition plan and that can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, that portion of negative goodwill is recognised as income in the consolidated profit and loss account when the future losses and expenses are recognised.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill is recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/ amortisable assets. The amount of any negative goodwill in excess of the fair values of the acquired non-monetary assets is recognised as income immediately.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### NEGATIVE GOODWILL (CONTINUED)

In the case of associates and jointly-controlled entities, any negative goodwill not yet recognised in the consolidated profit and loss account is included in the carrying amount thereof, rather than as a separately identified item on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business combinations" in 2001, negative goodwill arising on acquisitions was credited to the capital reserve in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of the SSAP that permitted such negative goodwill to remain credited to the capital reserve. Negative goodwill on acquisitions subsequent to the adoption of the SSAP is treated according to the SSAP 30 negative goodwill accounting policy above.

On disposal of subsidiaries, associates or jointly-controlled entities, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of negative goodwill which has not been recognised in the consolidated profit and loss account and any relevant reserves as appropriate. Any attributable negative goodwill previously credited to the capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

### RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

### IMPAIRMENT OF ASSETS

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use and its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### FIXED ASSETS AND DEPRECIATION

Fixed assets, other than investment properties, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Changes in the values of fixed assets, other than investment properties, are dealt with as movements in the revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life:

| | |
|---|---|
| Leasehold land and buildings | Over the remaining lease terms |
| Resort and recreational club properties | Over the remaining lease terms |
| Leasehold improvements | Over the shorter of the remaining lease terms and 5 to 6 years |
| Furniture, fixtures and equipment | 3 to 7 years |
| Communications equipment | 6 years |
| Motor vehicles | 3 to 5 years |

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### INVESTMENT PROPERTIES

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential, any rental income being negotiated at arm's length. Such properties are not depreciated and are stated at their open market values on the basis of annual professional valuations performed at the end of each financial year, except where the unexpired term of the lease is 20 years or less, in which case depreciation is provided on the then carrying amount over the remaining term of the lease.

Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the investment property revaluation reserve realised in respect of previous valuations is released to the profit and loss account.

### OPERATING LEASES

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms, except where an alternative basis is more representative of the pattern of benefits to be derived from the lease assets.

Lease incentives received are recognized in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account for the period in which they are incurred.

### LONG TERM INVESTMENTS

Long term investments in listed and unlisted equity securities, intended to be held for a continuing strategic or long term purpose, are stated at cost less any impairment losses, on an individual investment basis, and classified as investment securities.

When a decline in the fair value of an investment security below its carrying amount has occurred, unless there is evidence that the decline is temporary, the carrying amount of the security is reduced to its fair value, as estimated by the directors. The amount of the impairment is charged to the profit and loss account for the period in which it arises. When the circumstances and events which led to the impairment in value cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amount of the impairment previously charged is credited to the profit and loss account to the extent of the amount previously charged.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### LONG TERM INVESTMENTS (CONTINUED)

Other long term investments in listed and unlisted equity securities, intended to be held on a long term basis, are stated at their fair values at the balance sheet date, on an individual investment basis, and classified as other securities.

The fair values of such listed securities are their quoted market prices at the balance sheet date. The fair values of such unlisted securities are as estimated by the directors.

The gains or losses arising from changes in the fair values of such securities are credited or charged to the profit and loss account in the period in which they arise.

### SHORT TERM INVESTMENTS

Short term investments in listed equity securities, intended to be held for a trading purpose, are stated at their fair values at the balance sheet date, on an individual investment basis. The fair values of such listed securities are their quoted market prices at the balance sheet date. The gains or losses arising from changes in the fair values of such securities are credited or charged to the profit and loss account in the period in which they arise.

### INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis or, where applicable, on a specific identification basis, and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is based on estimated selling prices less any estimated costs necessary to make the sale.

### CASH AND CASH EQUIVALENTS

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### PROVISIONS

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

### INCOME TAX

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and jointly-controlled entities, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and jointly-controlled entities, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### INCOME TAX (CONTINUED)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

### REVENUE RECOGNITION

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) **Wholesale and retail of fashion wear and accessories**
Revenue from the sale of fashion wear and accessories is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(b) **Telecommunications services**
Telecommunication services include the provision of telecommunications services and marketing and distribution of network cards.

*Provision of telecommunications services*
Revenue from the provision of telecommunications services, comprising proprietary services and carrier operations, is recognised when the services are rendered on the basis of traffic statistics agreed with international telecommunications carriers to the extent of the amounts expected to be received.

*Marketing and distribution of network cards*
Revenue from the marketing and distribution of network cards is recognised at the time when the services are rendered and the Group's right to receive payment has been established.

(c) **Resort and recreational club operations**
Entrance fees are recognised when the application for club membership is accepted and no significant uncertainty as to collectability exists. Annual subscription fees are recognised over the relevant period of the membership. Revenue from the provision of resort and club facilities, catering and other services is recognised when goods are delivered or services are rendered.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### REVENUE RECOGNITION (CONTINUED)

(d) Dividend income

Dividend income is recognised when the shareholders' right to receive payment has been established.

(e) Interest income

Interest income is recognised on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable.

(f) Rental income

Rental income is recognosced on a time proportion basis over the lease terms, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Contingent rental is recognised to the profit and loss account for the period in which it is earned.

(g) Consulting, management and other services

Revenue from the provision of consulting, management and other services is recognised when the relevant services have been provided and the Group's right to receive payment has been established.

### EMPLOYEE BENEFITS

*Paid leave carried forward*

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

*Employment Ordinance long service payments*

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Employment Ordinance.

A provision is recognised in respect of the probable future long service payments expected to be made. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

A contingent liability is disclosed in respect of possible future long service payments to employees, as a number of current employees have achieved the required number of years of service to the Group, to the balance sheet date, in order to be eligible for long service payments under the Employment Ordinance if their employment is terminated in the circumstances specified. A provision has not been recognised in respect of such possible payments, as it is not considered probable that the situation will result in a material future outflow of resources from the Group.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### EMPLOYEE BENEFITS (CONTINUED)

*Pension scheme*

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

In parallel with the MPF Scheme, the Group also operates separate defined contribution retirement benefits schemes under the Occupational Retirement Schemes Ordinance for those employees who are eligible to participate. These separate schemes operate in a similar way to the MPF Scheme, except that when an employee leaves the scheme before his/her interest in the Group's employer contributions vests fully, the ongoing contributions payable by the Group will be reduced by the relevant amount of the forfeited employer contributions.

*Share option schemes*

The Company operates share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option schemes are not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

### FOREIGN CURRENCIES

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries, jointly-controlled entities and associates are translated into Hong Kong dollars using the net investment method. The profit and loss accounts of overseas subsidiaries, jointly-controlled entities and associates are translated into Hong Kong dollars at the weighted average exchange rates for the year, and their balance sheets are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

## 4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

| | |
|---|---|
| *Wholesale and retail of fashion wear and accessories:* | Trading of fashion wear and accessories |
| *Telecommunications services:* | The provision of telecommunications services and marketing and distribution of network cards |
| *Resort and recreational club operations:* | The provision of resort and recreational facilities and catering services |
| *Investments and treasury:* | Treasury operations and the holding and trading of investments for short term and long term investment returns |

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets and capital expenditure on fixed assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

## 4. SEGMENT INFORMATION (CONTINUED)

### (a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

**Group**

| | Wholesale and retail of fashion wear and accessories | | Telecom-munications services | | Resort and recreational club operations | | Investments and treasury | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Segment revenue: | | | | | | | | | | |
| Sales to external customers | **164,250** | 52,636 | **24,104** | 50,606 | **19,528** | 20,647 | **13,391** | 14,711 | **221,273** | 138,600 |
| Other revenue | **16,578** | 2,245 | **1,564** | 1,062 | **404** | 446 | **64** | 743 | **18,610** | 4,496 |
| Total | **180,828** | 54,881 | **25,668** | 51,668 | **19,932** | 21,093 | **13,455** | 15,454 | **239,883** | 143,096 |
| Segment results | **13,546** | 3,745 | **3,820** | 4,922 | **(4,617)** | (8,357) | **(22,146)** | (19,596) | **(9,397)** | (19,286) |
| Unallocated expenses | | | | | | | | | **(2,160)** | (2,412) |
| Write-back of deficits on revaluation of: | | | | | | | | | | |
| Resort and recreational club properties | | | | | | | | | **35,180** | 9,699 |
| Investments properties | | | | | | | | | **600** | – |
| Profit/(loss) from operating activities | | | | | | | | | **24,223** | (11,999) |
| Finance costs | | | | | | | | | **(377)** | (969) |
| Share of profits and losses of associates | **–** | – | **–** | – | **(4,381)** | (338) | **(731)** | (19,134) | **(5,112)** | (19,472) |
| Profit/(loss) before tax | | | | | | | | | **18,734** | (32,440) |
| Tax | | | | | | | | | **159** | (111) |
| Profit/(loss) before minority interests | | | | | | | | | **18,893** | (32,551) |
| Minority interests | | | | | | | | | **(5,277)** | (1,518) |
| Net profit/(loss) from ordinary activities attributable to shareholders | | | | | | | | | **13,616** | (34,069) |

## 4. SEGMENT INFORMATION (CONTINUED)

### (a) Business segments (Continued)

**Group**

| | Wholesale and retail of fashion wear and accessories | | Telecom-munications services | | Resort and recreational club operations | | Investments and treasury | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Segment assets | **95,034** | 96,986 | **22,703** | 18,116 | **212,551** | 160,981 | **737,566** | 819,830 | **1,067,854** | 1,095,913 |
| Interests in associates and jointly-controlled entities | **—** | 2,127 | **—** | — | **1,504** | 5,886 | **8,129** | 9,140 | **9,633** | 17,153 |
| Unallocated assets | | | | | | | | | **4,200** | 3,931 |
| Total assets | | | | | | | | | **1,081,687** | 1,116,997 |
| Segment liabilities | **17,845** | 45,253 | **53,573** | 64,856 | **40,795** | 20,799 | **5,187** | 2,478 | **117,400** | 133,386 |
| Unallocated liabilities | | | | | | | | | **12,033** | 52,294 |
| Total liabilities | | | | | | | | | **129,433** | 185,680 |
| Other segment information: | | | | | | | | | | |
| Depreciation and amortisation | **3,095** | 678 | **1,122** | 5,338 | **5,519** | 5,417 | **103** | 498 | **9,839** | 11,931 |
| Impairment losses recognised in the profit and loss account | **—** | — | **1,435** | 3,600 | **—** | — | **22,988** | 32,800 | **24,423** | 36,400 |
| Other non-cash expenses | **1,365** | — | **—** | 262 | **—** | — | **17,000** | — | **18,365** | 262 |
| Capital expenditure on fixed assets | **2,605** | 3,653 | **326** | 446 | **21,126** | 108 | **—** | 22 | **24,057** | 4,229 |
| Surplus on revaluation of land and buildings recognised directly in equity | **1,349** | 33 | **—** | — | **—** | — | **—** | — | **1,349** | 33 |

## 4. SEGMENT INFORMATION (CONTINUED)

### (b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments.

**Group**

| | Hong Kong | | Mainland China | | North America | | European Union | | Japan | | Other Asia Pacific regions | | Others | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Segment revenue: | | | | | | | | | | | | | | | | |
| Sales to external customers | **195,662** | 82,443 | **3,214** | 2,836 | **11,102** | 35,689 | **6,138** | 13,396 | **2,573** | 922 | **2,578** | 3,271 | **6** | 43 | **221,273** | 138,600 |

| | Hong Kong | | Mainland China | | North America | | European Union | | Japan | | Other Asia Pacific regions | | Others | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Other segment information: | | | | | | | | | | | | | | | | |
| Segment assets | **910,562** | 941,723 | **120,615** | 79,574 | **10,709** | 58,033 | **2,048** | 2,563 | **–** | – | **37,753** | 35,104 | **–** | – | **1,081,687** | 1,116,997 |
| Capital expenditure on fixed assets | **2,896** | 3,783 | **21,101** | 163 | **–** | – | **–** | – | **–** | – | **60** | 283 | **–** | – | **24,057** | 4,229 |

## 5. TURNOVER, OTHER REVENUE AND GAINS

The principal activities of the Group are the wholesale and retail of fashion wear and accessories, provision of telecommunications services, resort and recreational club operations, and investment and treasury operations. An analysis of turnover, other revenue and gains is as follows:

| | **2004** | 2003 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| *Turnover* | | |
| Wholesale and retail of fashion wear and accessories | **164,250** | 52,636 |
| Telecommunications services* | **24,104** | 50,606 |
| Resort and recreational club operations | **19,528** | 20,647 |
| Dividend income from listed investments | **5,624** | 4,162 |
| Dividend income from unlisted investments | **—** | 3,409 |
| Interest income | **7,767** | 7,140 |
| | **221,273** | 138,600 |
| ***Other revenue and gains*** | | |
| Sub-leasing rental income | **5,839** | 1,244 |
| Management fees | **3,599** | 876 |
| Consulting service fees | **257** | 1,015 |
| Gain on disposal of a franchise business | **4,519** | — |
| Gain on waiver of other loans | **—** | 600 |
| Commission income | **1,131** | 65 |
| Others | **3,265** | 696 |
| | **18,610** | 4,496 |

* Included in turnover from the provision of telecommunications services for the year ended 31 December 2004 is a sum of HK$10,224,000 (2003: HK$25,572,000) received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

## 6. PROFIT/(LOSS) FROM OPERATING ACTIVITIES

The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

| | *Notes* | **2004** **HK$'000** | 2003 HK$'000 |
|---|---|---|---|
| Cost of inventories sold | | **84,017** | 31,253 |
| Depreciation | 13 | **9,217** | 11,664 |
| Auditors' renumeration | | **1,334** | 2,025 |
| Goodwill arising from acquisition of subsidiaries: | | | |
| Amortisation for the year * | 14 | **622** | 267 |
| Impairment arising during the year * | 14 | **1,435** | — |
| | | **2,057** | 267 |
| Goodwill arising from acquisition of associates: | | | |
| Amortisation for the year ** | | — | 1,815 |
| Impairment arising during the year ** | | — | 14,519 |
| | | — | 16,334 |
| Operating lease payments for land and buildings: | | | |
| Minimum lease payments | | **22,198** | 9,419 |
| Contingent rentals | | **8,665** | 3,046 |
| Impairment of fixed assets | | — | 3,600 |
| Provision for a loan to an associate | | **1,365** | — |
| Provision for doubtful other receivable | | **8,670** | — |
| Net realised and unrealised gains on investments in other securities | | **(14,170)** | (15,093) |
| Impairment of long term investment securities | | **22,988** | 32,800 |
| (Gain)/loss on disposal of fixed assets | | **(333)** | 258 |
| Net rental income | | **(2,871)** | (572) |
| Staff costs (including directors' renumeration *(note 8)*): | | | |
| Salaries, wages and other benefits | | **63,504** | 48,034 |
| Pension scheme contributions under defined contribution schemes, net of forfeited contrubutions of HK$122,000 (2003: HK$42,000) *** | | **1,857** | 1,342 |
| | | **65,361** | 49,376 |
| Exchange gains, net | | **(3,503)** | (671) |
| Write-back of deficit on revaluation: | | | |
| Resort and recreational club properties | | **(35,180)** | (9,699) |
| Investment properties | | **(600)** | — |
| | | **(35,780)** | (9,699) |
| Write-back of provision for amounts due from associates | | — | (171) |

## 6. PROFIT/(LOSS) FROM OPERATING ACTIVITIES (CONTINUED)

* The balances are included in "Other operating expenses, net" on the face of the consolidated profit and loss account.

** The balances are included in "Share of profits and losses of associates" on the face of the consolidated profit and loss account.

*** At 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2003: Nil).

## 7. FINANCE COSTS

| | Group | |
|---|---|---|
| | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* |
| Interest on bank loans and overdrafts wholly repayable within five years | **377** | 969 |

## 8. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, is as follows:

| | Group | |
|---|---|---|
| | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* |
| Fees | **225** | 140 |
| Other emoluments: | | |
| Salaries, allowances and benefits in kind | **5,806** | 5,747 |
| Pension scheme contributions | **36** | 36 |
| | **5,842** | 5,783 |
| | **6,067** | 5,923 |

Fees include HK$106,000 (2003: HK$40,000) payable to the independent non-executive directors. There were no other emoluments payable to the independent non-executive directors during the year (2003: Nil).

## 8. DIRECTORS' REMUNERATION (CONTINUED)

The number of directors whose remuneration fell within the following bands is as follows:

| | Number of directors | |
|---|---|---|
| | **2004** | 2003 |
| Nil to HK$1,000,000 | **6** | 5 |
| HK$1,500,001 to HK$2,000,000 | **1** | 1 |
| HK$3,500,001 to HK$4,000,000 | **1** | 1 |
| | **8** | 7 |

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

## 9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2003: two) directors, details of whose remuneration are set out in note 8 above. Details of the remuneration of the remaining three (2003: three) non-director, highest paid employees for the year are as follows:

| | Group | |
|---|---|---|
| | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* |
| Salaries, allowances and benefits in kind | **4,849** | 3,274 |
| Pension scheme contributions | **144** | 34 |
| | **4,993** | 3,308 |

The number of non-director, highest paid employees whose remuneration fell within the following bands is as follows:

| | Number of employees | |
|---|---|---|
| | **2004** | 2003 |
| Nil to HK$1,000,000 | **1** | 2 |
| HK$1,000,001 to HK$1,500,000 | **1** | 1 |
| HK$2,000,001 to HK$2,500,000 | **1** | — |
| | **3** | 3 |

## 10. TAX

No provision for Hong Kong profits tax at the rate of 17.5% and overseas income tax has been made for the year ended 31 December 2004 (2003: HK$3,000) as the Company and its subsidiaries either did not generate any assessable profits for the year or had available tax losses brought forward from prior years to offset against any assessable profits generated during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

| | **2004** | 2003 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Group: | | |
| Current – Hong Kong | | |
| Charge for the year | **—** | 3 |
| Current – Overseas | | |
| Charge for the year | **—** | 115 |
| Overprovision in prior years | **(42)** | (7) |
| Deferred *(note 27)* | **(117)** | — |
| Total tax (credit)/charge for the year | **(159)** | 111 |

A reconciliation of the tax expense applicable to profit/(loss) before tax using the rates for the countries in which the Company and its subsidiaries, associates and jointly-controlled entities are domiciled to the tax (income)/expense at the effective tax rates, and a reconciliation of the applicable rates to the effective tax rates, are as follows:

| | **Group** | | | |
|---|---|---|---|---|
| | **2004** | | 2003 | |
| | ***HK$'000*** | **%** | *HK$'000* | % |
| Profit/(loss) before tax | **18,734** | | (32,440) | |
| Tax charge/(credit) at the applicable tax rates | **2,935** | **15.7** | (6,897) | (21.3) |
| Income not subject to tax | **(11,277)** | **(60.2)** | (17,406) | (53.7) |
| Expenses not deductible for tax | **14,597** | **77.9** | 20,262 | 62.5 |
| Tax losses not recognised | **3,435** | **18.3** | 6,933 | 21.4 |
| Overprovision in prior years | **(42)** | **(0.2)** | (7) | — |
| Tax losses utilised from previous periods | **(9,807)** | **(52.3)** | (2,774) | (8.6) |
| Tax (credit)/charge at the Group's effective rates | **(159)** | **(0.8)** | 111 | 0.3 |

## 11. NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2004 dealt with in the financial statements of the Company, was HK$9,103,000 (2003: loss of HK$35,238,000) (note 30(b)).

## 12. EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings/(loss) per share is based on the net profit/(loss) attributable to shareholders for the year of HK$13,616,000 (2003: loss of HK$34,069,000), and the weighted average of 1,650,658,676 (2003: 1,650,658,676) ordinary shares in issue during the year.

Diluted earnings/(loss) per share amounts for the years ended 31 December 2004 and 2003 have not been disclosed as no diluting events existed during these years.

## 13. FIXED ASSETS

### Group

| | Investment properties HK$'000 | Land and buildings HK$'000 | Resort and recreational club properties HK$'000 | Leasehold improvements HK$'000 | Furniture, fixtures and equipment HK$'000 | Communications equipment HK$'000 | Motor vehicles HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|
| Cost or valuation: | | | | | | | | |
| At beginning of year | 3,600 | 4,300 | 155,000 | 1,671 | 49,793 | 37,135 | 4,462 | 255,961 |
| Additions | – | – | 20,811 | – | 2,962 | – | 284 | 24,057 |
| Disposals | – | – | – | – | (13,483) | (866) | (500) | (14,849) |
| Surplus on revaluation | 600 | 2,248 | 35,180 | – | – | – | – | 38,028 |
| Elimination of accumulated depreciation | – | (348) | (4,991) | – | – | – | – | (5,339) |
| Exchange realignment | – | – | – | – | 150 | 1,296 | 19 | 1,465 |
| At 31 December 2004 | 4,200 | 6,200 | 206,000 | 1,671 | 39,422 | 37,565 | 4,265 | 299,323 |
| Analysis of cost or valuation: | | | | | | | | |
| At cost | – | – | – | 1,671 | 39,422 | 37,565 | 4,265 | 82,923 |
| At 31 December 2004 valuation | 4,200 | 6,200 | 206,000 | – | – | – | – | 216,400 |
| | 4,200 | 6,200 | 206,000 | 1,671 | 39,422 | 37,565 | 4,265 | 299,323 |
| Accumulated depreciation and impairment: | | | | | | | | |
| At beginning of year | – | – | – | 975 | 39,258 | 37,135 | 4,276 | 81,644 |
| Depreciation provided during the year | – | 348 | 4,991 | 401 | 3,340 | – | 137 | 9,217 |
| Written back on revaluation | – | (348) | (4,991) | – | – | – | – | (5,339) |
| Disposals | – | – | – | – | (10,680) | (866) | (500) | (12,046) |
| Exchange realignment | – | – | – | – | 134 | 1,296 | 19 | 1,449 |
| At 31 December 2004 | – | – | – | 1,376 | 32,052 | 37,565 | 3,932 | 74,925 |
| Net book value: | | | | | | | | |
| **At 31 December 2004** | **4,200** | **6,200** | **206,000** | **295** | **7,370** | **–** | **333** | **224,398** |
| At 31 December 2003 | 3,600 | 4,300 | 155,000 | 696 | 10,535 | – | 186 | 174,317 |

## 13. FIXED ASSETS (CONTINUED)

### Company

| | Investment properties | Land and buildings* | Furniture, fixtures and equipment | Total |
|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Cost or valuation: | | | | |
| At beginning of year | 3,600 | 105,000 | 3 | 108,603 |
| Surplus on revaluation | 600 | 11,360 | — | 11,960 |
| Elimination of accumulated depreciation | — | (2,360) | — | (2,360) |
| At 31 December 2004 | 4,200 | 114,000 | 3 | 118,203 |
| Analysis of cost or valuation: | | | | |
| At cost | — | — | 3 | 3 |
| At 31 December 2004 valuation | 4,200 | 114,000 | — | 118,200 |
| | 4,200 | 114,000 | 3 | 118,203 |
| Accumulated depreciation | | | | |
| At beginning of year | — | — | 2 | 2 |
| Provided during the year | — | 2,360 | 1 | 2,361 |
| Written back on revaluation | — | (2,360) | — | (2,360) |
| At 31 December 2004 | — | — | 3 | 3 |
| Net book value: | | | | |
| **At 31 December 2004** | **4,200** | **114,000** | — | **118,200** |
| At 31 December 2003 | 3,600 | 105,000 | 1 | 108,601 |

* *During the year, the Company's land and buildings were leased to a wholly-owned subsidiary for the opeiation of a recreational club.*

Had the Group's land and buildings and resort and recreational club properties been carried at historical cost less accumulated depreciation and impairment losses, their aggregate carrying amount would have been approximately HK$126,966,000 (2003: HK$133,042,000). Similarly, had the Company's land and buildings been carried at historical cost less accumulated depreciation and impairment losses, their aggregate carrying amount would have been approximately HK$32,938,000 (2003: HK$33,713,000).

## 13. FIXED ASSETS (CONTINUED)

The Group's and the Company's land and buildings and resort and recreational club properties were revalued individually at 31 December 2004 and 2003 by independent professionally qualified valuers, DTZ Debenham Tie Leung Limited and Vigers Appraisal and Consulting Limited, on an open market value basis. Among the Group's revaluation surpluses of HK$37,428,000 (2003: HK$9,754,000), HK$35,180,000 (2003: HK$9,699,000) has been credited to the profit and loss account, and HK$1,349,000 (2003: HK$33,000) and HK$899,000 (2003: HK$22,000) of the remaining revaluation surplus of HK$2,248,000 (2003: HK$55,000) have been credited to the relevant asset revaluation reserve, and shared by minority interests, respectively. The revaluation surplus of HK$11,360,000 (2003: HK$7,198,000) for the Company's land and buildings has been credited to the profit and loss account.

An analysis by location of the land and buildings and resort and recreational club properties held under medium lease terms is as follows:

| | **Group** | | **Company** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| At valuation: | | | | |
| Hong Kong | **120,200** | 109,300 | **114,000** | 105,000 |
| Elsewhere | **92,000** | 50,000 | **—** | — |
| At 31 December 2004 | **212,200** | 159,300 | **114,000** | 105,000 |

The Group's and the Company's investment properties are situated in Hong Kong and are held under medium lease terms.

The Group's and the Company's investment properties were revalued on 31 December 2004 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, at HK$4,200,000 on an open market basis.

## 14. GOODWILL

The amount of the goodwill capitalised as an asset of the Group in the consolidated balance sheet, arising from the acquisition of subsidiaries, are as follows:

| | *HK$'000* |
|---|---|
| Cost: | |
| At beginning of year and at 31 December 2004 | 8,934 |
| Accumulated amortisation and impairment: | |
| At beginning of year | 267 |
| Amortisation provided during the year | 622 |
| Impairment provided during the year | 1,435 |
| At 31 December 2004 | 2,324 |
| Net book value: | |
| **At 31 December 2004** | **6,610** |
| At 31 December 2003 | 8,667 |

During the year, the Group recognized a provision for impairment of goodwill in the amount of HK$1,435,000 based on an assessment of the recoverable amount for the business of marketing and distribution of network cards. The impairment loss is included in the telecommunications services segment.

## 15. INTERESTS IN SUBSIDIARIES

| | **Company** | |
|---|---|---|
| | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* |
| Unlisted shares, at cost | **12,700** | 12,700 |
| Due from subsidiaries | **1,221,422** | 1,139,989 |
| | **1,234,122** | 1,152,689 |
| Provision for impairment | **(1,028,316)** | (978,146) |
| | **205,806** | 174,543 |

The amounts due from subsidiaries are unsecured, interest-free, and have no fixed terms of repayment. Although all such amounts due from subsidiaries are technically currently repayable, they have been deferred or subordinated for the longer term and are therefore classified as non-current.

The amounts due to subsidiaries included in the Company's current liabilities are unsecured, interest-free and have no fixed terms of repayment.

## 15. INTERESTS IN SUBSIDIARIES (CONTINUED)

Particulars of the principal subsidiaries are as follows:

| Name | Place of incorporation/ registration and operations | Nominal value of issued ordinary/ registered share capital | Percentage of equity attributable to the Company | | Principal activities |
|---|---|---|---|---|---|
| | | | Direct | Indirect | |
| Asia Pacific Telecommunications Limited | Hong Kong | HK$2,000 | — | 100 | Provision of telecommunications services |
| Christabel Trading Company Limited | Hong Kong | HK$4,500,000 | — | 60 | Retail and wholesale of fashion wear and accessories |
| e-New Media Technology Limited | British Virgin Islands/ Hong Kong | US$1 | 100 | — | Investment holding |
| e-Media (Asia) Limited | Cayman Islands/ Hong Kong | US$1 | 100 | — | Investment holding |
| ENM Investments Limited | Cayman Islands/ Hong Kong | US$1 | 100 | — | Investment holding |
| Fortress Global Limited | Hong Kong | HK$2 | — | 100 | Investment holding |
| Hill Top Country Club Limited | Hong Kong | HK$10,000,000 | 100 | — | Recreational club operation |
| Jackpot International Business Inc. | British Virgin Islands/ Hong Kong | US$1 | — | 100 | Investment holding |
| Kenmure Limited | Hong Kong | HK$55,000,000 | — | 60 | Investment holding |
| Lion Dragon Limited | British Virgin Islands/ Hong Kong | US$1 | — | 100 | Investment holding |
| New Media Corporation | Cayman Islands/ Hong Kong | US$2,227,280 | — | 100 | Investment holding |

## 15. INTERESTS IN SUBSIDIARIES (CONTINUED)

| Name | Place of incorporation/ registration and operations | Nominal value of issued ordinary/ registered share capital | Percentage of equity attributable to the Company | | Principal activities |
|---|---|---|---|---|---|
| | | | Direct | Indirect | |
| New Media Telecom Asia Limited | Taiwan | NT$8,000,000 | — | 100 | Provision of telecommunications services |
| Powerbridge Limited | British Virgin Islands/ Hong Kong | US$600,000 | — | 75 | Investment holding |
| Richtime Management Limited | British Virgin Islands/ Hong Kong | US$1 | — | 100 | Investment holding |
| Shanghai ENM Telecom & Technology Limited *# | People's Republic of China ("PRC")/ Mainland China | US$500,000 | — | 75 | Marketing and distribution of network cards |
| Shanghai Hilltop Country Club Ltd. ("Shanghai Hilltop") ** | PRC/ Mainland China | US$7,200,000 | — | 80 | Resort and recreational club operations |
| The Swank Shop Limited | Hong Kong | HK$104,500,000 | — | 60 | Retail and wholesale of fashion wear and accessories |
| Ventures Triumph Limited | British Virgin Islands/ Hong Kong | US$1 | — | 100 | Investment holding |
| Voice Information Systems Limited | Hong Kong | Ordinary "A" HK$3,000,000 Ordinary "B" HK$2,000,000 | — | 100 | Provision of telecommunications services |
| Wintalent International Limited | British Virgin Islands/ Hong Kong | US$1 | — | 100 | Investment holding |

* Registered as a wholly-foreign owned enterprise established in the PRC.

** Registered as a sino-foreign co-operation joint venture established in the PRC.

\# As translated from chinese name.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

## 16. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

| | Group | |
|---|---|---|
| | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* |
| Share of net assets | **—** | — |
| Due from jointly-controlled entities | **36,141** | 36,141 |
| | **36,141** | 36,141 |
| Provision for impairment | **(36,141)** | (36,141) |
| | **—** | — |

The amounts due from the jointly-controlled entities are unsecured, interest-free, and have no fixed terms of repayment.

Particulars of the jointly-controlled entities are as follows:

| Name | Business structure | Place of incorporation/ operations | Percentage of ownership interest attributable to the Group | Principal activities |
|---|---|---|---|---|
| e-Brilliant Company Limited | Corporation | Cayman Islands/ Hong Kong | 50% | Investment holding |
| e-Brilliant Pte Limited | Corporation | Singapore | 50% | In liquidation |

## 17. INTERESTS IN ASSOCIATES

| | Group | | Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Unlisted shares, at cost | **—** | — | **1** | 1 |
| Share of net assets | **11,537** | 18,686 | **—** | — |
| Goodwill on acquisition | **14,519** | 14,519 | **—** | — |
| | **26,056** | 33,205 | **1** | 1 |
| Loans to an associate | **4,095** | 2,730 | **—** | — |
| Due from associates | **8,328** | 8,609 | **273** | 555 |
| | **38,479** | 44,544 | **274** | 556 |
| Provision for impairment | **(28,846)** | (27,391) | **—** | — |
| | **9,633** | 17,153 | **274** | 556 |

The balances with associates are unsecured, interest-free, and have no fixed terms of repayment, except for the unsecured loans to an associate which bear interest at a rate of 2.5% per annum.

| **Name** | **Business structure** | **Place of incorporation/ registration and operations** | **Percentage of ownership interest attributable to the Group** | **Principal activities** |
|---|---|---|---|---|
| Beijing Smartdot Technologies Co. Ltd. | Corporation | PRC/ Mainland China | 20 | Software developer and solution project provider |
| Shanghai Landis Hospitality Management Co. Ltd. ("Shanghai Landis")# | Corporation | PRC/ Mainland China | 20 | Resort and recreational Club management |
| Ventile Investments Limited | Corporation | British Virgin Islands/ Hong Kong | 35 | Provision of finance |
| V.S. Limited | Corporation | Hong Kong | 21 | Retail of fashion wear |

\# *as translated from Chinese name.*

## 17. INTERESTS IN ASSOCIATES (CONTINUED)

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

## 18. LONG TERM INVESTMENTS

| | Group | |
|---|---|---|
| | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* |
| Investment securities, at cost: | | |
| Equity investments listed overseas | **76,536** | 76,536 |
| Unlisted equity investments | **54,460** | 54,460 |
| | **130,996** | 130,996 |
| Provision for impairment | **(130,088)** | (107,100) |
| | **908** | 23,896 |
| Other securities, at fair value | | |
| Equity investments listed overseas | **—** | 33,420 |
| Unlisted equity investments | **34,581** | 34,581 |
| | **34,581** | 68,001 |
| | **35,489** | 91,897 |
| Equity investments listed overseas, at market value | **908** | 38,312 |

## 19. INVENTORIES

Included in inventories are finished goods held for resale amounting to HK$33,059,000 (2003: HK$29,108,000), stated net of a general provision, made in order to state these inventories at the lower of their cost and estimated net realisable value.

## 20. TRADE RECEIVABLES

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strengths of and the period of business with individual customers are considered in arriving at the respective credit terms. Reviews of major receivables are conducted regularly.

An aged analysis of the trade receivables as at the balance sheet date, based on invoice date and net of provisions, is as follows:

| | **Group** | |
|---|---|---|
| | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* |
| 0 to 1 month | **7,305** | 6,171 |
| 2 to 3 months | **993** | 2,002 |
| Over 3 months | **3,412** | 5,301 |
| | **11,710** | 13,474 |

## 21. SHORT TERM INVESTMENTS

| | **Group** | | **Company** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Listed equity investments, at market value: | | | | |
| Hong Kong | **139,992** | 108,821 | **136,584** | 106,328 |
| Elsewhere | **9,304** | — | **—** | — |
| | **149,296** | 108,821 | **136,584** | 106,328 |

Included in the Group's and Company's listed equity investments are ordinary shares of HK$2 each of China Motor Bus Company Limited, a company incorporated and listed in Hong Kong:

| | **Group** | | **Company** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Market value of ordinary shares of China Motor Bus Company Limited | **117,271** | 100,874 | **116,571** | 100,272 |
| Proportion of ownership interest | **4.5%** | 4.5% | **4.5%** | 4.5% |

## 22. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | **2004** | 2003 | **2004** | 2003 |
| | *Note* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Cash and bank balances | | **49,266** | 34,880 | **5,106** | 3,230 |
| Time deposits | | **532,083** | 600,178 | **532,083** | 600,178 |
| | | **581,349** | 635,058 | **537,189** | 603,408 |
| Less: Pledged time deposits: | | | | | |
| Pledged for banking facilities | | **(342)** | (856) | **(342)** | (856) |
| Pledged for a bank loan | 24 | **—** | (46,680) | **—** | (46,680) |
| | | **(342)** | (47,536) | **(342)** | (47,536) |
| Cash and cash equivalents | | **581,007** | 587,522 | **536,847** | 555,872 |

## 23. TRADE AND OTHER PAYABLES

All trade and other payables are due within one month or on demand.

## 24. INTEREST-BEARING BANK BORROWINGS

| | Group | |
|---|---|---|
| | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* |
| Bank loans repayable within one year: | | |
| Secured | **—** | 46,680 |
| Unsecured | **6,597** | — |
| | **6,597** | 46,680 |

The Group's outstanding bank loans as at 31 December 2003 were secured by the pledge of certain of the Group's time deposits amounting to HK$46,680,000 (note 22) and were fully settled in the year ended 31 December 2004.

## 25. DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") operated by Hill Top Country Club Limited subject to the Club Rules and By-laws so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from monthly subscription. At the balance sheet date, the redeemable periods of the Group's debentures were as follows:

| | Group | |
|---|---|---|
| | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* |
| Within 1 year | **954** | 900 |
| In the second year | **1,690** | 954 |
| In the third to fifth years, inclusive | **6,860** | 8,190 |
| | **8,550** | 9,144 |
| | **9,504** | 10,044 |

All redeemable debentures are non interest-bearing and may be renewed upon maturity subject to the Group's consent.

## 26. OTHER LOANS

The unsecured loans from a minority shareholder of a subsidiary are interest-free and have no fixed terms of repayment.

## 27. DEFERRED TAX

The movement in deferred tax liabilities and assets during the year is as follows:

**Group**

| | **Accelerated tax depreciation** | **Loss available for offset against future taxable profit** | **Total** |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| At 1 January 2003 | 2,192 | (2,103) | 89 |
| Deferred tax charged/(credited) to the profit and loss account during the year *(note 10)* | (455) | 455 | — |
| Exchange differences | 28 | — | 28 |
| At 31 December 2003 and at 1 January 2004 | 1,765 | (1,648) | 117 |
| Deferred tax charged/(credited) to the profit and loss account during the year *(note 10)* | 71 | (188) | (117) |
| **At 31 December 2004** | **1,836** | **(1,836)** | **—** |

The Group has tax losses arising in Hong Kong of HK$220,260,000 (2003: HK$269,653,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they have arisen in subsidiaries that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates or jointly-controlled entities as the Group has no liability to additional tax should such amounts be remitted.

## 28. SHARE CAPITAL

| Shares | 2004<br>HK$'000 | 2003<br>HK$'000 |
|---|---|---|
| ***Authorised:*** | | |
| 100,000,000,000 (2003: 100,000,000,000) ordinary shares of HK$0.01 each | **1,000,000** | 1,000,000 |
| ***Issued and fully paid:*** | | |
| 1,650,658,676 (2003: 1,650,658,676) ordinary shares of HK$0.01 each | **16,507** | 16,507 |

A capital reorganisation scheme was approved by the shareholders at an extraordinary general meeting on 11 July 2002 and was subsequently confirmed by the sanction of an order of the High Court of Hong Kong dated 6 August 2002. The details of the capital reorganisation scheme are as follows:

(a) the authorised share capital of the Company was reduced from HK$1,000,000,000, divided into 2,000,000,000 ordinary shares of HK$0.50 each, to HK$20,000,000 divided into 2,000,000,000 ordinary shares of HK$0.01 each. Such reduction was effected by cancelling paid-up capital per share by HK$0.49 on each of the 1,650,658,676 ordinary shares in issue on 6 August 2002, being the date on which the court petition was heard, and by reducing the nominal value of all the issued and unissued ordinary shares of the Company from HK$0.50 to HK$0.01 per ordinary share; and

(b) upon such reduction of capital taking effect:

  (i) the authorised share capital of the Company was increased to its former amount of HK$1,000,000,000 by the creation of additional 98,000,000,000 ordinary shares of HK$0.01 each; and

  (ii) a special capital reserve was created and credited with an amount equal to the credit arising from the said reduction of capital as detailed in (a) above, which amounted to HK$808,822,751. Such reserve shall not be treated as realised profit and shall, for as long as the Company shall remain a listed company, be treated as an undistributable reserve. However, the special capital reserve may be reduced by the aggregate of any increase in the issued capital or in the share premium account of the Company resulting from an issue of shares for cash or other new consideration or upon a capitalisation of distributable reserves.

**Share options**

Details of the Company's share option schemes and the share options issued under the schemes are included in note 29 to the financial statements.

## 29. SHARE OPTION SCHEMES

In an Extraordinary General Meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Listing Rules and for the purpose of providing the Company a flexible means of giving incentives and rewards to executive directors and employees for their contribution to the Group. All outstanding options granted under the Old Scheme shall remain valid and exercisable under the provisions of the Old Scheme.

Under the terms of the New Scheme, the Board may, at its discretion, invite executive directors and employees of the Group to take up options to subscribe for shares of the Company. The New Scheme shall be valid and effective for a period of 10 years ending on 13 June 2012, after which period no further options will be granted. The exercise price of options shall be determined by the Board and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the offer date, which must be a business day; (ii) a price being the average of the closing prices of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the offer date; and (iii) the nominal value of the Company's shares. A nominal consideration of HK$1 is payable on acceptance of any options granted.

As at 31 December 2004, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be granted under the New Scheme and any other share option schemes of the Company was 243,415,800 (2003: 243,415,800) which represented 14.7% (2003: 14.7%) of the issued share capital of the Company on the same date. In respect of the maximum entitlement of each participant under the New Scheme, the number of shares issued and to be issued upon exercise of the options granted to each participant in any 12-month period is limited to 1% of the Company's ordinary shares in issue. Any further grant of options in excess of this limit is subject to shareholders' approval in a general meeting.

At 31 December 2004, the employees of the Company had the following interests in options to subscribe for shares of the Company (market value per share at 31 December 2004 was HK$0.265). The options are unlisted. Each option gives the holder the right to subscribe for one ordinary share of HK$0.01 of the Company. No share options were granted during the year and outstanding to the directors at the balance sheet date.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

## 29. SHARE OPTION SCHEMES (CONTINUED)

### Granted to employees under the Old Scheme:

| Date of grant of share options * | Exercise period of share options | Exercise price of share options ** | Number of share options | | |
|---|---|---|---|---|---|
| | | | At 1 January 2004 | Lapsed during the year | At 31 December 2004 |
| | | *HK$* | | | |
| 11 October 1999 | 11 October 1999 to 29 December 2007 | 1.528 | 636,000 | (336,000) | 300,000 |
| 22 October 1999 | 22 October 1999 to 29 December 2007 | 1.530 | 300,000 | (300,000) | — |
| 1 December 1999 | 1 December 1999 to 29 December 2007 | 1.804 | 96,000 | (48,000) | 48,000 |
| 1 August 2000 | 1 August 2000 to 29 December 2007 | 0.630 | 288,000 | — | 288,000 |
| | | | 1,320,000 | (684,000) | 636,000 |

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

No new options were granted during the year and outstanding as of the balance sheet date under the New Scheme.

At the balance sheet date, the Company had 636,000 share options outstanding under the Old Scheme, which represented approximately 0.04% of the Company's shares in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 636,000 additional ordinary shares of the Company and additional share capital of HK$6,360 and share premium of HK$720,000 (before issue expenses).

## 30. RESERVES

### (a) Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on page 22 of the financial statements.

### (b) Company

| | Share premium account | Special reserve account | Capital redemption reserve | Accumulated losses | Total |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* *(note 28(b)(ii))* | *HK$'000* | *HK$'000* | *HK$'000* |
| At 1 January 2003 | 1,189,721 | 808,822 | 478 | (1,071,236) | 927,785 |
| Net loss for the year | — | — | — | (35,238) | (35,238) |
| At 31 December 2003 and 1 January 2004 | 1,189,721 | 808,822 | 478 | (1,106,474) | 892,547 |
| Net profit for the year | — | — | — | 9,103 | 9,103 |
| **At 31 December 2004** | **1,189,721** | **808,822** | **478** | **(1,097,371)** | **901,650** |

## 31. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

### Acquisition of subsidiaries

| | 2004 | 2003 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Net assets acquired: | | |
| Fixed assets | — | 10,280 |
| Interests in associates | — | 2,127 |
| Inventories | — | 41,000 |
| Trade receivables | — | 8,297 |
| Prepayments, deposits and other receivables | — | 10,577 |
| Due from associates | — | 1,113 |
| Tax recoverable | — | 331 |
| Cash and bank balances | — | 42,253 |
| Trade and other payables | — | (67,516) |
| Interest-bearing bank borrowings | — | (2,948) |
| Due to associates | — | (2,265) |
| Minority interests | — | (17,300) |
| | — | 25,949 |
| Goodwill on acquisition | — | 7,051 |
| | — | 33,000 |
| Satisfied by: | | |
| Cash | — | 33,000 |

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

| | 2004 | 2003 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Cash consideration | — | (33,000) |
| Cash and bank balances acquired | — | 42,253 |
| Net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries | — | 9,253 |

On 12 October 2003, the Group acquired a 60% interest in Kenmure Limited and its subsidiaries for a cash consideration of HK$33,000,000. Kenmure Limited and its subsidiaries are principally engaged in investment holding and the wholesale and retail of fashion wear and accessories.

Kenmure Limited and its subsidiaries acquired in the prior year contributed HK$52,636,000 to turnover and HK$4,086,000 to the consolidated profit after tax and before minority interests for the year ended 31 December 2003.

## 32. CONTINGENT LIABILITIES

At the balance sheet date, the Company or the Group had the following significant contingent liabilities:

(a) The Group had a contingent liability in respect of possible future long service payments to employees under the Hong Kong Employment Ordinance, with a maximum possible amount of HK$3,414,000 (2003: HK$4,057,000) as at 31 December 2004. The contingent liability has arisen because, at the balance sheet date, a number of current employees have achieved the required number of years of service to the Group in order to be eligible for long service payments under the Employment Ordinance if their employment is terminated under certain circumstances. A provision has not been recognised in respect of such possible payments, as it is not considered probable that the situation will result in a material future outflow of resources from the Group.

(b) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 (equivalent to HK$11,670,000) from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputed traffic volumes generated in the past and claimed to have been underpaid by at least US$2,736,000 (equivalent to HK$21,286,000).

    Management studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary sought to refute most of the allegations and has made a counterclaim of approximately US$6,215,000 (equivalent to HK$48,353,000) in September 2002 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. Thereafter, there has been no communication in respect of the mentioned claims between the subsidiary and the content provider.

    Based on the above, management considers that it is unlikely that any loss will arise and accordingly, no provision has been made in the financial statements.

(c) During the year ended 31 December 2004, the Company executed corporate guarantees as part of the security for general banking facilities granted to certain subsidiaries to the extent of HK$342,000 (2003: HK$47,536,000) and for rental payable by a subsidiary to the extent of nil (2003: HK$101,000).

## 33. OPERATING LEASE ARRANGEMENTS

### (a) As lessor

The Group subleases certain shop units under operating lease arrangements, with leases negotiated for terms ranging from one to two years. The terms of the leases generally also require the tenants to pay security deposits.

At 31 December 2004, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

| | **2004** | 2003 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Within one year | **428** | 4,911 |
| In the second to fifth years, inclusive | **—** | 428 |
| | **428** | 5,339 |

During the year, the Group recognised HK$144,000 (2003: HK$215,000) in respect of contingent rentals receivable.

### (b) As lessee

The Group leases certain of its properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to five years.

At 31 December 2004, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

| | **Group** | | **Company** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Within one year | **31,089** | 23,672 | **437** | 1,986 |
| In the second to fifth years, inclusive | **40,543** | 25,946 | **—** | 609 |
| | **71,632** | 49,618 | **437** | 2,595 |

## 34. COMMITMENTS

In addition to the operating lease commitments detailed in note 33(b) above, the Group had the following commitments at the balance sheet date:

### (a) Capital commitments

| | Group | |
|---|---|---|
| | **2004** | 2003 |
| | ***HK$'000*** | *HK$'000* |
| Contracted, but not provided for: | | |
| Development of resort properties | **7,904** | — |
| Renovation work on leased premises | **2,184** | — |
| | **10,088** | — |
| Contracted, but not provided for, capital contributions for: | | |
| A long term investment | **798** | — |
| An associate | **2,567** | 6,224 |
| | **3,365** | 6,224 |
| | **13,453** | 6,224 |

### (b) Other commitment

As at 31 December 2004, the Company, acting on behalf of Hill Top Country Club Limited, was a party to a co-operative joint venture agreement with a mainland China joint venture partner in respect of Shanghai Hilltop. According to the terms of the co-operative joint venture agreement and supplementary agreement signed on 2 September 2002, the Company committed to pay the mainland China joint venture partner any shortfall in the profit distributed by Shanghai Hilltop to the mainland China joint venture partner below the amounts of RMB1,650,000 (equivalent to HK$1,555,000) and US$268,000 (equivalent to HK$2,085,000) per annum from 2001 to 2008 and from 2009 to 2022, respectively. On 16 June 2003, the management and operation of Shanghai Hilltop were sub-contracted to Shanghai Landis, an associate of the Group, that has undertaken to absorb any such amounts payable to the mainland China joint venture partner up to 30 June 2016, the expiry date of the corresponding management sub-contracting agreement. As at 31 December 2004, the maximum amount payable by the Company to the mainland China joint venture partner up to 27 December 2022 was HK$35,411,000 (2003: HK$36,966,000), of which HK$21,858,000 (2003: HK$23,413,000) is expected to be absorbed by the Shanghai Landis.

In the year ended 31 December 2004, the shortfall in profit of Shanghai Hilltop which was absorbed by Shanghai Landis amounted to RMB1,650,000 (equivalent to HK$1,555,000) (2003: RMB634,000 and equivalent to HK$598,000).

## 35. RELATED PARTY TRANSACTIONS

In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

| | | Group | |
|---|---|---|---|
| | | **2004** | 2003 |
| | *Notes* | ***HK$'000*** | *HK$'000* |
| Sub-leasing rental and management fee income | (i) | **3,811** | 1,084 |
| Consulting fees paid to a company in which the spouse of a director of a subsidiary of the Group has a controlling interest | (ii) | **1,416** | 312 |
| Rental expenses paid to a related company | (iii) | **1,655** | 2,166 |

(i) The sub-leasing rental and management fee income received from an associate arose from the sub-lease of a shop unit and the provision of shop management services to the associate in accordance with the agreements between the Group and the associate.

(ii) The consultancy services provided to a subsidiary of the Group were charged at HK$118,000 per month in accordance with the agreement between the subsidiary and the related company.

(iii) The rental expenses paid to a company controlled by a substantial shareholder of the Company were determined by reference to relevant industry practice.

## 36. POST BALANCE SHEET EVENTS

On 3 November 2004, a wholly-owned subsidiary of the Company entered into a share purchase agreement with Shanghai Jiahwa Sales Limited ("Jiahwa"), a shareholder of Shanghai Landis, to acquire a 15% equity interest in Shanghai Landis held by Jiahwa for a consideration of HK$5,135,000 (US$660,000). The share purchase transaction was completed in February 2005 and the Group's equity interest in Shanghai Landis has been increased from 20% to 35%.

## 37. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to current year's presentation. The directors consider that such reclassifications will allow a more appropriate presentation of the Group's and the Company's state of affairs and better reflect the nature of the transactions.

## 38. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 15 April 2005.

# FIVE YEAR FINANCIAL SUMMARY

A summary of the results and of the assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the published audited financial statements and reclassified as appropriate, is set out below:

**RESULTS**

| | Year ended 31 December | | | | |
|---|---|---|---|---|---|
| | **2004** | 2003 | 2002 | 2001 | 2000 |
| | ***HK$'000*** | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| TURNOVER | **221,273** | 138,600 | 193,359 | 419,450 | 878,169 |
| PROFIT/(LOSS) FROM OPERATING ACTIVITIES | **24,223** | (11,999) | (116,056) | (194,237) | (675,206) |
| Finance costs | **(377)** | (969) | (1,253) | (5,486) | (11,408) |
| Share of profits and losses of associates | **(5,112)** | (19,472) | (1,792) | 405 | (452) |
| PROFIT/(LOSS) BEFORE TAX | **18,734** | (32,440) | (119,101) | (199,318) | (687,066) |
| Tax | **159** | (111) | (334) | 1,622 | 236 |
| PROFIT/(LOSS) BEFORE MINORITY INTERESTS | **18,893** | (32,551) | (119,435) | (197,696) | (686,830) |
| Minority interests | **(5,277)** | (1,518) | — | — | 9,209 |
| NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS | **13,616** | (34,069) | (119,435) | (197,696) | (677,621) |

**ASSETS, LIABILITIES AND MINORITY INTERESTS**

| | As of 31 December | | | | |
|---|---|---|---|---|---|
| | **2004** | 2003 | 2002 | 2001 | 2000 |
| | ***HK$'000*** | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| TOTAL ASSETS | **1,081,687** | 1,116,997 | 1,099,374 | 1,197,360 | 1,597,208 |
| TOTAL LIABILITIES | **(129,433)** | (185,680) | (154,860) | (163,796) | (365,709) |
| MINORITY INTERESTS | **(26,182)** | (20,006) | — | — | — |
| | **926,072** | 911,311 | 944,514 | 1,033,564 | 1,231,499 |

# CORPORATE INFORMATION

## EXECUTIVE DIRECTORS

Joseph Wing Kong LEUNG *(Chairman)*
James C. NG *(Chief Executive Officer)*
Derek Wai Choi LEUNG
Wing Tung YEUNG

## NON-EXECUTIVE DIRECTOR

Raymond Wai Pun LAU

## INDEPENDENT NON-EXECUTIVE DIRECTORS

Cecil Sze Tsung CHAO
Jen CHEN
Ian Grant ROBINSON

## QUALIFIED ACCOUNTANT

Gladys C. CHEN

## COMPANY SECRETARY

Pui Man CHENG

## AUDITORS

Ernst & Young
15/F., Hutchison House,
10 Harcourt Road,
Central, Hong Kong.

## SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Hong Kong

## PRINCIPAL BANKERS

The Hongkong & Shanghai Banking Corporation Limited
JPMorgan Private Bank
Fubon Bank (Hong Kong) Limited
United Commercial Bank

## REGISTERED OFFICE

Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong

## INCORPORATION IN HONG KONG

27 April 1966

## LISTING

16 November 1972

## NO. OF EMPLOYEES

286

## WEB SITE

www.enewmedia.com

## STOCK CODE

Hong Kong Stock Exchange: 0128
American Depositary Receipt: ENEWY

## CORPORATE COMMUNICATIONS

Tel: (852) 2594 0600
Fax: (852) 2827 1491
Email: info@enewmedia.com

# 公司資料

## 執行董事

梁榮江 *(主席)*
吳智明 *(行政總裁)*
梁煒才
楊永東

## 非執行董事

劉偉榕

## 獨立非執行董事

趙世曾
陳正
Ian Grant ROBINSON

## 合資格會計師

陳左惠嫻

## 公司秘書

鄭佩敏

## 核數師

安永會計師事務所
香港中環
夏愨道10號
和記大廈15樓

## 股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心
17樓1712-1716室

## 主要銀行

香港上海滙豐銀行有限公司
摩根大通私人銀行
富邦銀行(香港)有限公司
聯合銀行

## 註冊辦事處

香港九龍
尖沙咀東部麼地道77號
華懋廣場
15樓1502室

## 香港註冊成立日期

一九六六年四月二十七日

## 上市日期

一九七二年十一月十六日

## 僱員人數

286名

## 公司網址

www.enewmedia.com

## 股份代號

香港聯交所：0128
美國預託證券：ENEWY

## 企業傳訊

電話：(852) 2594 0600
傳真：(852) 2827 1491
電郵：info@enewmedia.com

# 五年財務摘要

下表載列本集團過往五個財政年度之業績以及資產、負債及少數股東權益，摘錄自已刊發之經審核財務報表並作適當之重新分類：

## 業績

| | 截至十二月三十一日止年度 | | | | |
|---|---|---|---|---|---|
| | 二零零四年 | 二零零三年 | 二零零二年 | 二零零一年 | 二零零零年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 營業額 | **221,273** | 138,600 | 193,359 | 419,450 | 878,169 |
| 經營業務溢利／(虧損) | **24,223** | (11,999) | (116,056) | (194,237) | (675,206) |
| 融資成本 | **(377)** | (969) | (1,253) | (5,486) | (11,408) |
| 應佔聯營公司溢利及虧損 | **(5,112)** | (19,472) | (1,792) | 405 | (452) |
| 除税前溢利／(虧損) | **18,734** | (32,440) | (119,101) | (199,318) | (687,066) |
| 税項 | **159** | (111) | (334) | 1,622 | 236 |
| 未計少數股東權益前溢利／(虧損) | **18,893** | (32,551) | (119,435) | (197,696) | (686,830) |
| 少數股東權益 | **(5,277)** | (1,518) | — | — | 9,209 |
| 股東應佔經常業務溢利／(虧損)淨額 | **13,616** | (34,069) | (119,435) | (197,696) | (677,621) |

## 資產、負債及少數股東權益

| | 十二月三十一日 | | | | |
|---|---|---|---|---|---|
| | 二零零四年 | 二零零三年 | 二零零二年 | 二零零一年 | 二零零零年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 總資產 | **1,081,687** | 1,116,997 | 1,099,374 | 1,197,360 | 1,597,208 |
| 總負債 | **(129,433)** | (185,680) | (154,860) | (163,796) | (365,709) |
| 少數股東權益 | **(26,182)** | (20,006) | — | — | — |
| | **926,072** | 911,311 | 944,514 | 1,033,564 | 1,231,499 |

## 35. 關連人士之交易

本集團於年內有下列並未於財務報表其他部份作出披露之重大關連人士交易：

| | | 本集團 | |
|---|---|---|---|
| | | 二零零四年 | 二零零三年 |
| | *附註* | *千港元* | *千港元* |
| 分租租金及管理費收入 | (i) | **3,811** | 1,084 |
| 向本集團一家附屬公司董事之配偶擁有控制權益之公司支付之顧問費用 | (ii) | **1,416** | 312 |
| 付予關連公司之租金開支 | (iii) | **1,655** | 2,166 |

(i) 根據本集團與一家聯營公司訂立之協議，向該聯營公司分租一個店舖及提供店舖管理服務，故向該聯營公司收取分租租金及管理費收入。

(ii) 根據本集團一家附屬公司與一家關連公司訂立之協議，向該附屬公司提供顧問服務，故向該關連公司支付每月118,000港元。

(iii) 向本公司一名主要股東所控制之公司支付之租金開支，為參考有關之行業慣例而釐定。

## 36. 結算日後事項

於二零零四年十一月三日，本公司一家全資附屬公司與上海麗致一名股東－上海家化銷售有限公司(「家化」)訂立股份購買協議，以代價5,135,000港元(660,000美元)收購家化所持有之上海麗致股權15%。該股份購買交易已於二零零五年二月完成，而本集團於上海麗致之股權已由20%增至35%。

## 37. 比數數字

若干比較數字已作重新分類以符合本年度之呈列方式。董事認為，該等重新分類可更合適地呈報本集團及本公司之狀況以及更能反映交易之性質。

## 38. 通過財務報告

本財務報表於二零零五年四月十五日獲董事會通過及授權刊發。

## 34. 資本承擔

除以上附註33(b)所述之經營租約承擔外，本集團於結算日有以下承擔：

(a) 資本承擔

| | 本公司 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | *千港元* | *千港元* |
| 已訂約但未撥備： | | |
| 渡假中心物業發展 | **7,904** | — |
| 租賃物業翻新工程 | **2,184** | — |
| | **10,088** | — |
| 已訂約但未撥備之出資： | | |
| 長期投資 | **798** | — |
| 聯營公司 | **2,567** | 6,224 |
| | **3,365** | 6,224 |
| | **13,453** | 6,224 |

(b) 其他承擔

於二零零四年十二月三十一日，根據一份由本公司代表顯達鄉村俱樂部有限公司與一中國合營企業夥伴訂立一項關於上海顯達之合作經營企業協議及於二零零二年九月二日簽訂之補充協議，本公司承諾由二零零一年至二零零八年及由二零零九年至二零二二年，向中國合營企業夥伴支付上海顯達每年應分派予該中國合營企業夥伴溢利，分別少於人民幣1,650,000元（相等於1,555,000港元）及268,000美元（相等於2,085,000港元）之任何不足數額。於二零零三年六月十六日，上海顯達之管理及經營已承包予本集團聯營公司上海麗致，而上海麗致承諾負擔於直至二零一六年六月三十日止（有關管理承包協議之屆滿日期）期間應付中國合營企業夥伴之款項。於二零零四年十二月三十一日，本公司直至二零二二年十二月二十七日應付中國合營企業夥伴之最高金額為35,411,000港元（二零零三年：36,966,000港元），而其中21,858,000港元（二零零三年：23,413,000港元）預期由上海麗致承擔。

於二零零四年十二月三十一日止年度，上海麗致繳付上海顯達應付溢利不足之數額為人民幣1,650,000元（相等於1,555,000港元）（二零零三年：人民幣634,000元及相等於598,000港元）。

## 33. 經營租約安排

(a) 作為出租人

本集團根據經營租約安排分租若干店鋪，經協商之物業租賃期介乎一年至兩年。租約條款一般亦規定租戶須繳付保證按金。

於二零零四年十二月三十一日，根據不可撤銷之經營租約，本集團應收租戶之未來最低租金總額如下：

| | 二零零四年<br>*千港元* | 二零零三年<br>*千港元* |
|---|---|---|
| 一年內 | **428** | 4,911 |
| 第二至五年(包括首尾兩年) | **—** | 428 |
| | **428** | 5,339 |

年內，本集團就應收或然租金確認144,000港元(二零零三年：215,000港元)。

(b) 作為承租人

本集團根據經營租約安排租用若干物業。經協商之物業租賃期介乎一年至五年。

於二零零四年十二月三十一日，根據不可撤銷之經營租約，本集團及本公司之未來最低租金支出總額如下：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零四年<br>*千港元* | 二零零三年<br>*千港元* | 二零零四年<br>*千港元* | 二零零三年<br>*千港元* |
| 一年內 | **31,089** | 23,672 | **437** | 1,986 |
| 第二至五年(包括首尾兩年) | **40,543** | 25,946 | **—** | 609 |
| | **71,632** | 49,618 | **437** | 2,595 |

## 32. 或然負債

於二零零四年十二月三十一日，本公司或本集團有下列重大或然負債：

(a) 根據香港僱傭條例，本集團就未來可能需向僱員付出之長期服務金而產生之或然負債，於二零零四年十二月三十一日，其最高可能需付款額為3,414,000港元(二零零三年：4,057,000港元)。該或然負債之產生原因是若干僱員已於結算日為本集團服務滿所需年期，符合根據僱傭條例於若干情況下終止受聘時可獲取長期服務金。由於該情況不大可能導致本集團未來有重大資源流出，因此並無就有關可能支付金額作出撥備。

(b) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(相等於11,670,000港元)(涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生)。該申索人亦對過去所產生之傳送量提出爭議，並聲稱少收最少2,736,000美元(相等於21,286,000港元)。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並於二零零二年九月作出約6,215,000美元(相等於48,353,000港元)之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。此後，該附屬公司與該內容供應商並無就上述申索進行任何溝通。

基於以上所述，管理層認為，產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

(c) 於截至二零零四年十二月三十一日止年度內，本公司簽立公司擔保，作為若干附屬公司獲授342,000港元(二零零三年：47,536,000港元)之一般銀行信貸及一家附屬公司應付租金零港元(二零零三年：101,000港元)之抵押。

# 31. 綜合現金流量表附註

收購附屬公司

| | 二零零四年<br>千港元 | 二零零三年<br>千港元 |
|---|---|---|
| 收購之資產淨值： | | |
| 固定資產 | — | 10,280 |
| 於聯營公司之權益 | — | 2,127 |
| 存貨 | — | 41,000 |
| 應收賬款 | — | 8,297 |
| 預付款項、按金及其他應收款項 | — | 10,577 |
| 應收聯營公司款項 | — | 1,113 |
| 可退回稅項 | — | 331 |
| 現金及現金等值 | — | 42,253 |
| 應付賬款及其他應付款項 | — | (67,516) |
| 計息銀行貸款 | — | (2,948) |
| 應付聯營公司款項 | — | (2,265) |
| 少數股東權益 | — | (17,300) |
| | — | 25,949 |
| 收購時產生之商譽 | — | 7,051 |
| | — | 33,000 |
| 支付方式： | | |
| 現金 | — | 33,000 |

收購附屬公司之現金及現金等值流入淨額分析如下：

| | 二零零四年<br>千港元 | 二零零三年<br>千港元 |
|---|---|---|
| 現金代價 | — | (33,000) |
| 收購之現金及銀行結餘 | — | 42,253 |
| 收購附屬公司之現金及現金等值流入淨額 | — | 9,253 |

於二零零三年十月十二日，本集團以現金33,000,000港元收購Kenmure Limited及其附屬公司之60%權益。Kenmure Limited及其附屬公司主要從事投資控股及批發及零售時裝及飾物。

在上年收購之Kenmure Limited及其附屬公司對截至二零零三年十二月三十一日止年度之營業額以及除稅及未計少數股東權益前綜合溢利分別為52,636,000港元及4,086,000港元。

# 30. 儲備

## (a) 本集團

本集團於本年度及過往年度之儲備及其變動，呈列於財務報表第22頁之綜合股東權益變動表。

## (b) 本公司

| | 股份溢價 | 特殊儲備 | 資本贖回儲備 | 累計虧損 | 總計 |
|---|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | (附註28(b)(ii)) | | | |
| 於二零零三年一月一日 | 1,189,721 | 808,822 | 478 | (1,071,236) | 927,785 |
| 本年度虧損淨額 | — | — | — | (35,238) | (35,238) |
| 於二零零三年十二月三十一日及二零零四年一月一日 | 1,189,721 | 808,822 | 478 | (1,106,474) | 892,547 |
| 本年度溢利淨額 | — | — | — | 9,103 | 9,103 |
| 於二零零四年十二月三十一日 | **1,189,721** | **808,822** | **478** | **(1,097,371)** | **901,650** |

## 29. 購股權計劃（續）

根據舊計劃授予僱員：

| 購股權授出日期* | 購股權行使期 | 購股權行使價** | 購股權數目 | | |
|---|---|---|---|---|---|
| | | | 於二零零四年一月一日 | 於年內失效 | 於二零零四年十二月三十一日 |
| | | 港元 | | | |
| 一九九九年十月十一日 | 一九九九年十月十一日至二零零七年十二月二十九日 | 1.528 | 636,000 | (336,000) | 300,000 |
| 一九九九年十月二十二日 | 一九九九年十月二十二日至二零零七年十二月二十九日 | 1.530 | 300,000 | (300,000) | — |
| 一九九九年十二月一日 | 一九九九年十二月一日至二零零七年十二月二十九日 | 1.804 | 96,000 | (48,000) | 48,000 |
| 二零零零年八月一日 | 二零零零年八月一日至二零零七年十二月二十九日 | 0.630 | 288,000 | — | 288,000 |
| | | | 1,320,000 | (684,000) | 636,000 |

* 購股權之歸屬期為由授出日期至行使期開始為止。

** 購股權行使價將因應進行供股、發行紅股或本公司股本中其他類似改變而予以調整。

根據新計劃，年內，並無授出新購股權，及於結算日，並無尚未行使之購股權。

於結算日，本公司在舊計劃下有636,000份尚未行使購股權，佔於本公司當日之已發行股份約0.04%。按本公司現行股本架構，倘餘下之購股權獲悉數行使，將會導致本公司額外發行636,000股普通股及獲得（扣除發行開支前）額外股本6,360港元及股份溢價約720,000港元。

## 29. 購股權計劃

為符合上市規則第17章（經修訂），及提供本公司一項具彈性方法，就執行董事及僱員對本集團之貢獻提供鼓勵及獎賞，於二零零二年六月十四日舉行的本公司股東特別大會上，本公司股東已正式終止於一九九七年十二月三十日採納之購股權計劃（「舊計劃」）及採納一項新購股權計劃（「新計劃」）。所有根據舊計劃授出之尚未行使購股權持續生效，並可根據舊計劃之條文行使。

根據新計劃之條款，董事會可按其酌情權邀請本集團執行董事及僱員接納可認購本公司股份之購股權。新計劃有效期直至二零一二年六月十三日，為期10年，而該期間後將不可再授出購股權。購股權之行使價將由董事會釐定，並須最少為以下三者之最高價：(i)於要約日期（須為營業日），在聯交所每日報價表所列之股份收市價；(ii)緊接要約日期前五個營業日，在聯交所每日報價表所列之股份平均收市價；及(iii)股份之面值。於接納任何授出之購股權時須支付1港元之代價。

於二零零四年十二月三十一日，行使根據新計劃及本公司任何其他購股權計劃所有已授出尚未行使及其後授出有待行使之購股權，因而發行之股份總數最多為243,415,800股（二零零三年：243,415,800股），相當於本公司於同日之已發行股本之14.7%（二零零三年：14.7%）。根據新計劃，於任何12個月期間，各參與者最多可獲配已發行或於行使購股權時將予發行之股份總數上限為本公司已發行普通股1%。任何授出之購股權超出此限制，須經股東於股東大會批准，方可實行。

於二零零四年十二月三十一日，本公司僱員擁有以下可認購本公司股份之購股權權益（每股股份於二零零四年十二月三十一日之市價面值為0.265港元）。購股權並無上市。每份購股權供持有人認購本公司一股每股面值0.01港元之普通股之權利。年內，並無向董事授出購股權，及於結算日，董事並沒持有尚未行使之購股權。

購股權並不賦予持有人享有股息或於股東會議投票之權利。

## 28. 股本

| 股份 | 二零零四年<br>*千港元* | 二零零三年<br>*千港元* |
|---|---|---|
| ***法定：*** | | |
| 100,000,000,000股（二零零三年：100,000,000,000股）每股面值0.01港元之普通股 | **1,000,000** | 1,000,000 |
| ***已發行及繳足：*** | | |
| 1,650,658,676股（二零零三年：1,650,658,676股）每股面值0.01港元之普通股 | **16,507** | 16,507 |

股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並其後獲香港特別行政區高等法院（「法院」）於二零零二年八月六日頒命確認。股本重組計劃之詳情如下：

(a) 本公司之法定股本由1,000,000,000港元（分為2,000,000,000股每股面值0.50港元之普通股）減至20,000,000港元（分為2,000,000,000股每股面值0.01港元之普通股）。該項削減是透過註銷於二零零二年八月六日（即法院聆訊呈請日期）之已發行普通股1,650,658,676股每股中之已繳足股本0.49港元，及削減本公司所有已發行及未發行普通股之面值，由每股普通股0.50港元減至0.01港元；及

(b) 於該削減股本生效後：

(i) 本公司藉增設額外98,000,000,000股每股面值0.01港元之普通股，使法定股本增加至其原本金額1,000,000,000港元；及

(ii) 增設一項相等於上述削減股本之特殊儲備（誠如上文(a)所詳述），即808,822,751港元。該儲備不得視為已變現溢利及倘本公司仍為一間上市公司，須視為不可分派儲備。然而，特殊儲備之金額可藉因發行股份以換取現金或其他新代價，或在將可分派儲備資本化所產生之本公司已發行股本或股份溢價之任何增加總額而減少。

**購股權**

有關本公司購股權計劃及根據該計劃發出之購股權詳情，載於財務報表附註29。

## 27. 遞延稅項

年內之遞延稅項負債及資產之變動如下：

**本集團**

| | 加速稅項折舊<br>*千港元* | 可用於抵銷未來應課稅溢利之虧損<br>*千港元* | 總計<br>*千港元* |
|---|---|---|---|
| 於二零零三年一月一日 | 2,192 | (2,103) | 89 |
| 年內自損益表扣除／(計入損益表)之遞延稅項 *(附註10)* | (455) | 455 | — |
| 滙兑差額 | 28 | — | 28 |
| 於二零零三年十二月三十一日及二零零四年一月一日 | 1,765 | (1,648) | 117 |
| 年內自損益表扣除／(計入損益表)之遞延稅項 *(附註10)* | 71 | (188) | (117) |
| **於二零零四年十二月三十一日** | **1,836** | **(1,836)** | **—** |

本集團於香港產生之稅務虧損為220,260,000港元(二零零三年：269,653,000港元)，可無限期用以抵銷產生該等虧損之公司之未來應課稅溢利。由於該等虧損乃於虧損已有一段時間之附屬公司產生，或未能預測該等附屬公司未來可否獲得應課稅溢利，故此並未就其確認遞延稅項資產。

於二零零四年十二月三十一日，由於本集團若干附屬公司、聯營公司或共同控制公司之未分派盈利於分派時不會帶來額外稅項負債，本集團並無就此而產生重大未確認遞延稅項負債(二零零三年：無)。

## 25. 債券

債券持有人可以成為由顯達鄉村俱樂部有限公司經營之顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部設施而免交月費。於結算日，本集團之債券於下列期間贖回：

| | 本集團 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | *千港元* | *千港元* |
| 一年內 | **954** | 900 |
| 於第二年 | **1,690** | 954 |
| 於第三年至第五年(包括首尾兩年) | **6,860** | 8,190 |
| | **8,550** | 9,144 |
| | **9,504** | 10,044 |

所有可贖回債券均為免息，並可在本集團同意下於期滿時續期。

## 26. 其他貸款

應付一間附屬公司一名少數股東之貸款為無抵押、免息及並無固定還款期。

## 22. 現金及現金等值及已抵押存款

| | 附註 | 本集團 | | 本公司 | |
|---|---|---|---|---|---|
| | | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 |
| | | 千港元 | 千港元 | 千港元 | 千港元 |
| 現金及銀行結餘 | | **49,266** | 34,880 | **5,106** | 3,230 |
| 定期存款 | | **532,083** | 600,178 | **532,083** | 600,178 |
| | | **581,349** | 635,058 | **537,189** | 603,408 |
| 減：已抵押定期存款： | | | | | |
| 銀行信貸之抵押 | | **(342)** | (856) | **(342)** | (856) |
| 銀行貸款之抵押 | 24 | **—** | (46,680) | **—** | (46,680) |
| | | **(342)** | (47,536) | **(342)** | (47,536) |
| 現及現金等值 | | **581,007** | 587,522 | **536,847** | 555,872 |

## 23. 應付賬款及其他應付款項

所有應付賬款及其他應付款項均於一個月內到期或於接獲通知時償還。

## 24. 計息銀行貸款

| | 本集團 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | 千港元 | 千港元 |
| 須於一年內償還之銀行貸款： | | |
| 有抵押 | **—** | 46,680 |
| 無抵押 | **6,597** | — |
| | **6,597** | 46,680 |

本集團於二零零三年十二月三十一日之未償還銀行貸款為46,680,000港元（附註22），該等貸款以本集團若干定期存款作抵押，已於截至二零零四年十二月三十一日止年度全數清償。

## 20. 應收賬款

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予信貸期時，會考慮個別客戶之財務能力及與其之經商年期。主要應收款項均經定期評估。

於結算日之應收賬款結餘(按發票日期計算，並已扣除撥備)之賬齡分析如下：

| | 本集團 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | *千港元* | *千港元* |
| 0 - 1個月 | **7,305** | 6,171 |
| 2 - 3個月 | **993** | 2,002 |
| 3個月以上 | **3,412** | 5,301 |
| | **11,710** | 13,474 |

## 21. 短期投資

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 |
| | *千港元* | *千港元* | *千港元* | *千港元* |
| 上市股本證券，按市值： | | | | |
| 香港 | **139,992** | 108,821 | **136,584** | 106,328 |
| 其他地方 | **9,304** | — | — | — |
| | **149,296** | 108,821 | **136,584** | 106,328 |

本集團及本公司之上市股本投資包括中華汽車有限公司(於香港註冊成立及上市)每股面值2元之普通股，並載列如下：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 |
| | *千港元* | *千港元* | *千港元* | *千港元* |
| 中華汽車有限公司普通股之市值 | **117,271** | 100,874 | **116,571** | 100,272 |
| 持有權益之百分比 | **4.5%** | 4.5% | **4.5%** | 4.5% |

## 17. 於聯營公司之權益（續）

董事認為上表所列之本公司聯營公司，乃影響本年度業績或構成本集團資產淨值之主要部份。董事認為列載其他聯營公司之詳情會導致篇幅過於冗長。

## 18. 長期投資

| | 本集團 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | *千港元* | *千港元* |
| 投資證券，按成本： | | |
| 海外上市股本投資 | **76,536** | 76,536 |
| 非上市股本投資 | **54,460** | 54,460 |
| | **130,996** | 130,996 |
| 減值撥備 | **(130,088)** | (107,100) |
| | **908** | 23,896 |
| 其他證券，按公允值 | | |
| 海外上市股本投資 | **—** | 33,420 |
| 非上市股本投資 | **34,581** | 34,581 |
| | **34,581** | 68,001 |
| | **35,489** | 91,897 |
| 海外上市股本投資，按市值 | **908** | 38,312 |

## 19. 存貨

存貨包括已扣除一般撥備，並按成本及估計可變現淨值兩者之較低者列賬之持有作轉售商品，為數33,059,000港元（二零零三年：29,108,000港元）。

## 17. 於聯營公司之權益

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 |
| | *千港元* | *千港元* | *千港元* | *千港元* |
| 非上市股份，按成本值 | **—** | — | **1** | 1 |
| 應佔資產淨值 | **11,537** | 18,686 | **—** | — |
| 收購時產生之商譽 | **14,519** | 14,519 | **—** | — |
| | **26,056** | 33,205 | **1** | 1 |
| 予一聯營公司之貸款 | **4,095** | 2,730 | **—** | — |
| 應收聯營公司之款項 | **8,328** | 8,609 | **273** | 555 |
| | **38,479** | 44,544 | **274** | 556 |
| 減值撥備 | **(28,846)** | (27,391) | **—** | — |
| | **9,633** | 17,153 | **274** | 556 |

除給予一家聯營公司按年息2.5厘計息之無抵押及無固定還款期貸款外，與其他聯營公司之應收或應付款項均為無抵押、免息且無固定還款期。

| 公司名稱 | 業務架構 | 註冊成立／登記及營運地點 | 本集團應佔持有權益百分比 | 主要業務 |
|---|---|---|---|---|
| 北京慧點科技開發有限公司 | 公司 | 中國／中國大陸 | 20 | 軟件開發商及解決方案項目供應商 |
| 上海麗致育樂經營管理有限公司（「上海麗致」） | 公司 | 中國／中國大陸 | 20 | 渡假中心及俱樂部管理 |
| Ventile Investments Limited | 公司 | 英屬處女群島／香港 | 35 | 提供融資服務 |
| V.S. Limited | 公司 | 香港 | 21 | 零售時裝 |

# 16. 於共同控制公司之權益

| | 本集團 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | *千港元* | *千港元* |
| 應佔資產淨值 | — | — |
| 應收共同控制公司之款項 | **36,141** | 36,141 |
| | **36,141** | 36,141 |
| 減值撥備 | **(36,141)** | (36,141) |
| | — | — |

應收共同控制公司之款項為無抵押，免息及無固定還款期。

共同控制公司之詳情如下：

| 名稱 | 業務架構 | 註冊成立／營運地點 | 本集團應佔持有權益百分比 | 主要業務 |
|---|---|---|---|---|
| e-Brilliant Company Limited | 公司 | 開曼群島／香港 | 50% | 投資控股 |
| e-Brilliant Pte Limited | 公司 | 新加坡 | 50% | 清盤中 |

## 15. 於附屬公司之權益（續）

| 公司名稱 | 註冊成立／登記及營運地點 | 已發行普通股股本／註冊資本面值 | 本公司應佔股本權益百分比 直接 | 間接 | 主要業務 |
|---|---|---|---|---|---|
| 安寧聲訊股份有限公司 | 台灣 | 8,000,000新台幣 | — | 100 | 提供電訊服務 |
| Powerbridge Limited | 英屬處女群島／香港 | 600,000美元 | — | 75 | 投資控股 |
| Richtime Management Limited | 英屬處女群島／香港 | 1美元 | — | 100 | 投資控股 |
| 上海安電通信科技發展有限公司* | 中華人民共和國（「中國」）／中國大陸 | 500,000美元 | — | 75 | 推廣及分銷網絡卡 |
| 上海顯達鄉村俱樂部有限公司（「上海顯達」）** | 中國／中國大陸 | 7,200,000美元 | — | 80 | 經營渡假中心及俱樂部 |
| 詩韻有限公司 | 香港 | 104,500,000港元 | — | 60 | 零售及批發時裝及飾物 |
| Ventures Triumph Limited | 英屬處女群島／香港 | 1美元 | — | 100 | 投資控股 |
| 聲訊系統有限公司 | 香港 | 普通股「A」股 3,000,000港元 普通股「B」股 2,000,000港元 | — | 100 | 提供電訊服務 |
| 華智國際有限公司 | 英屬處女群島／香港 | 1美元 | — | 100 | 投資控股 |

*　於中國登記成立為外商獨資企業。

**　於中國登記成立為中外合作經營企業。

董事認為上表所列之本公司附屬公司，乃影響本年度業績或構成本集團資產淨值之主要部份。董事認為列載其他附屬公司之詳情會導致篇幅過於冗長。

## 15. 於附屬公司之權益（續）

主要附屬公司之詳情如下：

| 公司名稱 | 註冊成立／登記及營運地點 | 已發行普通股股本／註冊資本面值 | 本公司應佔股本權益百分比 直接 | 間接 | 主要業務 |
|---|---|---|---|---|---|
| Asia Pacific Telecommunications Limited | 香港 | 2,000港元 | — | 100 | 提供電訊服務 |
| 姿寶貿易有限公司 | 香港 | 4,500,000港元 | — | 60 | 零售及批發時裝及飾物 |
| e-New Media Technology Limited | 英屬處女群島／香港 | 1美元 | 100 | — | 投資控股 |
| e-Media (Asia) Limited | 開曼群島／香港 | 1美元 | 100 | — | 投資控股 |
| ENM Investments Limited | 開曼群島／香港 | 1美元 | 100 | — | 投資控股 |
| 寶運高有限公司 | 香港 | 2港元 | — | 100 | 投資控股 |
| 顯達鄉村俱樂部有限公司 | 香港 | 10,000,000港元 | 100 | — | 經營俱樂部 |
| Jackpot International Business Inc. | 英屬處女群島／香港 | 1美元 | — | 100 | 投資控股 |
| Kenmure Limited | 香港 | 55,000,000港元 | — | 60 | 投資控股 |
| 獅龍有限公司 | 英屬處女群島／香港 | 1美元 | — | 100 | 投資控股 |
| New Media Corporation | 開曼群島／香港 | 2,227,280美元 | — | 100 | 投資控股 |

## 14. 商譽

於收購一間附屬公司時所產生並列作本集團綜合資負債表內一項資產之商譽如下：

| | 千港元 |
|---|---|
| 成本： | |
| 年初及於二零零四年十二月三十一日 | 8,934 |
| 累計攤銷及減值： | |
| 年初 | 267 |
| 年內攤銷 | 622 |
| 年內減值 | 1,435 |
| 於二零零四年十二月三十一日 | 2,324 |
| 賬面淨值： | |
| **於二零零四年十二月三十一日** | **6,610** |
| 於二零零三年十二月三十一日 | 8,667 |

年內，本集團根據對推廣及分銷網絡卡業務之可收回數額作評估，確認商譽減值撥備1,435,000港元。該減值虧損已列入電訊服務之業務分類內。

## 15. 於附屬公司之權益

| | 本公司 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| | 千港元 | 千港元 |
| 非上市股份，按成本值 | **12,700** | 12,700 |
| 應收附屬公司款項 | **1,221,422** | 1,139,989 |
| | **1,234,122** | 1,152,689 |
| 減值撥備 | **(1,028,316)** | (978,146) |
| | **205,806** | 174,543 |

應收附屬公司款項為無抵押、免息及無固定還款期。儘管所有該等應收附屬公司款項在技術上均為即期應付，惟該等款項已以較長期限作遞延或後償，因此已分類為非流動資產。

列於本公司流動負債之應付附屬公司款項為無抵押、免息及無固定還款期。

## 13. 固定資產（續）

本集團及本公司之土地及樓宇以及渡假中心及俱樂部物業，由合資格獨立專業估值師行戴德梁行有限公司及威格斯資產評估顧問有限公司於二零零四年及二零零三年十二月三十一日按公開市場價值重估。本集團之重估盈餘37,428,000港元（二零零三年：9,754,000港元）中，35,180,000港元（二零零三年：9,699,000港元）已計入損益表，而其餘重估盈餘2,248,000港元（二零零三年：55,000港元）內1,349,000港元（二零零三年：33,000港元）及899,000港元（二零零三年：22,000港元）則分別計入有關資產之重估儲備及少數股東應佔權益。本公司土地及樓宇之重估盈餘11,360,000港元（二零零三年：7,198,000港元）已計入損益表。

以中期租約持有之土地及樓宇以及渡假中心及俱樂部物業，按其所在地之分析如下：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **二零零四年** | 二零零三年 | **二零零四年** | 二零零三年 |
| | ***千港元*** | *千港元* | ***千港元*** | *千港元* |
| 估值： | | | | |
| 香港 | **120,200** | 109,300 | **114,000** | 105,000 |
| 其他地方 | **92,000** | 50,000 | **—** | — |
| 於二零零四年十二月三十一日 | **212,200** | 159,300 | **114,000** | 105,000 |

本集團及本公司在香港之投資物業以中期租約持有。

本集團及本公司之投資物業由合資格獨立專業估值師行戴德梁行有限公司於二零零四年十二月三十一日按公開市場價值作重估之價值為4,200,000港元。

## 13. 固定資產（續）

本公司

| | 投資物業 | 土地及樓宇* | 傢俬、裝置及設備 | 總額 |
|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 成本或估值： | | | | |
| 年初 | 3,600 | 105,000 | 3 | 108,603 |
| 重估盈餘 | 600 | 11,360 | — | 11,960 |
| 撇銷累計折舊 | — | (2,360) | — | (2,360) |
| 於二零零四年十二月三十一日 | 4,200 | 114,000 | 3 | 118,203 |
| 成本或估值之分析： | | | | |
| 成本 | — | — | 3 | 3 |
| 於二零零四年十二月三十一日之估值 | 4,200 | 114,000 | — | 118,200 |
| | 4,200 | 114,000 | 3 | 118,203 |
| 累計折舊 | | | | |
| 年初 | — | — | 2 | 2 |
| 本年計提 | — | 2,360 | 1 | 2,361 |
| 重估撥回 | — | (2,360) | — | (2,360) |
| 於二零零四年十二月三十一日 | — | — | 3 | 3 |
| **賬面淨值：** | | | | |
| **於二零零四年十二月三十一日** | **4,200** | **114,000** | **—** | **118,200** |
| 於二零零三年十二月三十一日 | 3,600 | 105,000 | 1 | 108,601 |

* *年內，本公司之土地及樓宇租予一全資附屬公司作經營俱樂部之業務。*

倘本集團之土地及樓宇以及渡假中心及俱樂部物業按原值成本減累計折舊及減值虧損列賬，其總賬面值將為約126,966,000港元（二零零三年：133,042,000港元）。同樣，倘本公司之土地及樓宇按原值成本減累計折舊及減值虧損列賬，其總賬面值將為約32,938,000港元（二零零三年：33,713,000港元）。

# 13. 固定資產

本集團

| | 投資物業 | 土地及樓宇 | 渡假中心及俱樂部物業 | 租賃物業裝修 | 傢俬、裝置及設備 | 通訊設備 | 汽車 | 總額 |
|---|---|---|---|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 成本或估值： | | | | | | | | |
| 年初 | 3,600 | 4,300 | 155,000 | 1,671 | 49,793 | 37,135 | 4,462 | 255,961 |
| 添置 | — | — | 20,811 | — | 2,962 | — | 284 | 24,057 |
| 出售 | — | — | — | — | (13,483) | (866) | (500) | (14,849) |
| 重估盈餘 | 600 | 2,248 | 35,180 | — | — | — | — | 38,028 |
| 撇銷累計折舊 | — | (348) | (4,991) | — | — | — | — | (5,339) |
| 滙兑調整 | — | — | — | — | 150 | 1,296 | 19 | 1,465 |
| 於二零零四年十二月三十一日 | 4,200 | 6,200 | 206,000 | 1,671 | 39,422 | 37,565 | 4,265 | 299,323 |
| 成本或估值分析： | | | | | | | | |
| 成本 | — | — | — | 1,671 | 39,422 | 37,565 | 4,265 | 82,923 |
| 於二零零四年十二月三十一日之估值 | 4,200 | 6,200 | 206,000 | — | — | — | — | 216,400 |
| | 4,200 | 6,200 | 206,000 | 1,671 | 39,422 | 37,565 | 4,265 | 299,323 |
| 累計折舊及減值： | | | | | | | | |
| 年初 | — | — | — | 975 | 39,258 | 37,135 | 4,276 | 81,644 |
| 本年計提 | — | 348 | 4,991 | 401 | 3,340 | — | 137 | 9,217 |
| 重估撥回 | — | (348) | (4,991) | — | — | — | — | (5,339) |
| 出售 | — | — | — | — | (10,680) | (866) | (500) | (12,046) |
| 滙兑調整 | — | — | — | — | 134 | 1,296 | 19 | 1,449 |
| 於二零零四年十二月三十一日 | — | — | — | 1,376 | 32,052 | 37,565 | 3,932 | 74,925 |
| **賬面淨值：** | | | | | | | | |
| **於二零零四年十二月三十一日** | **4,200** | **6,200** | **206,000** | **295** | **7,370** | **—** | **333** | **224,398** |
| 於二零零三年十二月三十一日 | 3,600 | 4,300 | 155,000 | 696 | 10,535 | — | 186 | 174,317 |

## 11. 股東應佔經常業務溢利／(虧損)淨額

截至二零零四年十二月三十一日止年度於本公司之財務報表內處理之股東應佔經常業務溢利為9,103,000港元(二零零三年：虧損35,238,000港元)(附註30(b))。

## 12. 每股盈利／(虧損)

每股基本盈利／(虧損)乃根據年內股東應佔溢利／(虧損)淨額13,616,000港元(二零零三年：虧損34,069,000港元)及年內已發行普通股加權平均數1,650,658,676股(二零零三年：1,650,658,676股)計算。

由於兩個年度並不存在具攤薄效應之事項，故並無披露截至二零零四及二零零三年十二月三十一日止年度之每股攤薄盈利／(虧損)金額。

## 10. 税項

由於本公司及其附屬公司於本年度並無產生任何課税溢利，或承前之過往年度税務虧損足以抵銷本年度產生之應課税溢利，故並無就截至二零零四年十二月三十一日止年度作出香港利得税（税率17.5%）及海外所得税撥備（二零零三年：3,000港元）。其他地區應課税溢利之税項乃按本集團經營所在國家之現行税率計算，並以該地之現有法例，詮釋及慣例為基準。

| | 二零零四年<br>*千港元* | 二零零三年<br>*千港元* |
|---|---|---|
| 本集團： | | |
| 本年度－香港 | | |
| 年內税項 | **—** | 3 |
| 本年度－海外 | | |
| 年內税項 | **—** | 115 |
| 過往年度之超額撥備 | **(42)** | (7) |
| 遞延税項 *(附註27)* | **(117)** | — |
| 年內（抵免）／税項 | **(159)** | 111 |

以除税前溢利／（虧損），按本公司、聯營公司及共同控制公司所在地之適用税率與按有效税率計算之税項（收入）／支出之對賬，及以適用税率與有效税率之對賬如下：

| | 本集團 | | | |
|---|---|---|---|---|
| | 二零零四年 | | 二零零三年 | |
| | *千港元* | % | *千港元* | % |
| 除税前溢利／（虧損） | **18,734** | | (32,440) | |
| 按適用税率計算之税項／（抵免） | **2,935** | **15.7** | (6,897) | (21.3) |
| 毋須課税之收入 | **(11,277)** | **(60.2)** | (17,406) | (53.7) |
| 不可扣税之支出 | **14,597** | **77.9** | 20,262 | 62.5 |
| 未確認之税項虧損 | **3,435** | **18.3** | 6,933 | 21.4 |
| 過往年度之超額撥備 | **(42)** | **(0.2)** | (7) | — |
| 動用過往年度之税項虧損 | **(9,807)** | **(52.3)** | (2,774) | (8.6) |
| 按本集團有效税率計算之税項（抵免）／支出 | **(159)** | **(0.8)** | 111 | 0.3 |

## 8. 董事酬金（續）

董事酬金介乎下列範圍之人數：

| | 董事人數 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| 無—1,000,000港元 | **6** | 5 |
| 1,500,001港元—2,000,000港元 | **1** | 1 |
| 3,500,001港元—4,000,000港元 | **1** | 1 |
| | **8** | 7 |

年內，概無安排致使董事放棄或同意放棄任何酬金。

## 9. 五位最高薪僱員

年內五位最高薪僱員包括兩位（二零零三年：兩位）董事，其酬金詳情載於上文附註8。其他三位（二零零三年：三位）最高薪僱員（非董事）本年度之酬金如下：

| | 本集團 | |
|---|---|---|
| | 二零零四年<br>*千港元* | 二零零三年<br>*千港元* |
| 薪金、津貼及實物利益 | **4,849** | 3,274 |
| 退休金計劃供款 | **144** | 34 |
| | **4,993** | 3,308 |

非董事之最高薪僱員酬金介乎下列範圍之人數：

| | 職員人數 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| 無—1,000,000港元 | **1** | 2 |
| 1,000,001港元—1,500,000港元 | **1** | 1 |
| 2,000,001港元—2,500,000港元 | **1** | — |
| | **3** | 3 |

## 6. 經營業務溢利／(虧損)(續)

* 該等結餘已計入綜合損益表中「其他經營費用淨額」一項。

** 該等結餘已計入綜合損益表中「應佔聯營公司溢利及虧損」一項。

*** 於二零零四年十二月三十一日，並無被放棄之供款可供本集團用以減少其於未來年度向退休金計劃供款之金額(二零零三年：無)。

## 7. 融資成本

| | 本集團 | |
|---|---|---|
| | 二零零四年<br>*千港元* | 二零零三年<br>*千港元* |
| 須於五年內悉數償還之銀行貸款及透支 | **377** | 969 |

## 8. 董事酬金

根據上市規則及公司條例第161條須予披露之本年度董事酬金詳情如下：

| | 本集團 | |
|---|---|---|
| | 二零零四年<br>*千港元* | 二零零三年<br>*千港元* |
| 袍金 | **225** | 140 |
| 其他酬金： | | |
| 薪金、津貼及實物利益 | **5,806** | 5,747 |
| 退休金計劃供款 | **36** | 36 |
| | **5,842** | 5,783 |
| | **6,067** | 5,923 |

袍金包括應付本公司獨立非執行董事之106,000港元(二零零三年：40,000港元)。於年內，並無其他應付予獨立非執行董事之酬金(二零零三年：無)。

## 6. 經營業務溢利／（虧損）

本集團之經營業務溢利／（虧損）經扣除／（計入）下列各項：

| | *附註* | 二零零四年 *千港元* | 二零零三年 *千港元* |
|---|---|---|---|
| 銷售存貨成本 | | **84,017** | 31,253 |
| 折舊 | 13 | **9,217** | 11,664 |
| 核數師酬金 | | **1,334** | 2,025 |
| 收購附屬公司產生之商譽 | | | |
| 年內攤銷* | 14 | **622** | 267 |
| 年內減值* | 14 | **1,435** | — |
| | | **2,057** | 267 |
| 收購聯營公司產生之商譽： | | | |
| 年內攤銷** | | **—** | 1,815 |
| 年內減值** | | **—** | 14,519 |
| | | **—** | 16,334 |
| 土地及樓宇之經營租約租金： | | | |
| 最低租金支出 | | **22,198** | 9,419 |
| 或然租金 | | **8,665** | 3,046 |
| 固定資產減值 | | **—** | 3,600 |
| 聯營公司貸款之撥備 | | **1,365** | — |
| 其他呆壞應收款項之撥備 | | **8,670** | — |
| 其他證券投資之已變現及未變現收益淨額 | | **(14,170)** | (15,093) |
| 長期投資證券減值 | | **22,988** | 32,800 |
| 出售固定資產之（收益）／虧損 | | **(333)** | 258 |
| 租金收入淨額 | | **(2,871)** | (572) |
| 員工成本（包括董事酬金 *（附註8）*）： | | | |
| 薪金、工資及其他福利 | | **63,504** | 48,034 |
| 定額供款計劃之退休金供款，已扣除被放棄之供款122,000港元（2003：42,000港元）*** | | **1,857** | 1,342 |
| | | **65,361** | 49,376 |
| 匯兌收益淨額 | | **(3,503)** | (671) |
| 撥回重估虧絀： | | | |
| 渡假中心及俱樂部物業 | | **(35,180)** | (9,699) |
| 投資物業 | | **(600)** | — |
| | | **(35,780)** | (9,699) |
| 撥回聯營公司欠款之撥備 | | **—** | (171) |

## 5. 營業額、其他收入及收益

本集團主要業務為批發及零售時裝及飾物、提供電訊服務、經營渡假中心及俱樂部、及投資及財務管理。營業額、其他收入及收益的分析如下：

| | 二零零四年<br>*千港元* | 二零零三年<br>*千港元* |
|---|---|---|
| *營業額* | | |
| 批發及零售時裝及飾物 | **164,250** | 52,636 |
| 電訊服務* | **24,104** | 50,606 |
| 經營渡假中心及俱樂部 | **19,528** | 20,647 |
| 上市證券投資股息收入 | **5,624** | 4,162 |
| 非上市證券投資股息收入 | **—** | 3,409 |
| 利息收入 | **7,767** | 7,140 |
| | **221,273** | 138,600 |
| *其他收入及收益* | | |
| 分租租金收入 | **5,839** | 1,244 |
| 管理費 | **3,599** | 876 |
| 顧問服務費用 | **257** | 1,015 |
| 出售一特許經營業務之收益 | **4,519** | — |
| 豁免償還其他貸款之收益 | **—** | 600 |
| 佣金收入 | **1,131** | 65 |
| 其他 | **3,265** | 696 |
| | **18,610** | 4,496 |

* 一筆從最終轉駁電訊公司收回之款項10,224,000港元（二零零三年：25,572,000港元），屬於過往年度所賺取之傳送量收益，已反映於電訊服務業務截至二零零四年十二月三十一日止年度之營業額中。由於未知能否收取該款項，因此並未於過往期間確認為收益。

## 4. 分類資料（續）

### (b) 地區分類

下表呈列本集團按地區劃分之收入及若干資產及開支。

本集團

| | 香港 | | 中國大陸 | | 北美 | | 歐盟 | | 日本 | | 其他亞太地區 | | 其他 | | 總額 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 分類收入： | | | | | | | | | | | | | | | | |
| 銷售予外界客戶 | 195,662 | 82,443 | 3,214 | 2,836 | 11,102 | 35,689 | 6,138 | 13,396 | 2,573 | 922 | 2,578 | 3,271 | 6 | 43 | 221,273 | 138,600 |

| | 香港 | | 中國 | | 北美 | | 歐盟 | | 日本 | | 其他亞太地區 | | 其他 | | 總額 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 | 二零零四年 | 二零零三年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 其他分類資料： | | | | | | | | | | | | | | | | |
| 分類資產 | 910,562 | 941,723 | 120,615 | 79,574 | 10,709 | 58,033 | 2,048 | 2,563 | – | – | 37,753 | 35,104 | – | – | 1,081,687 | 1,116,997 |
| 固定資產之資本開支 | 2,896 | 3,783 | 21,101 | 163 | – | – | – | – | – | – | 60 | 283 | – | – | 24,057 | 4,229 |

## 4. 分類資料（續）

### (a) 業務分類（續）

本集團

| | 批發及零售時裝及飾物 | | 電訊服務 | | 經營渡假中心及俱樂部 | | 投資及財務管理 | | 總額 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 二零零四 | 二零零三 | 二零零四 | 二零零三 | 二零零四 | 二零零三 | 二零零四 | 二零零三 | 二零零四 | 二零零三 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 分類資產 | **95,034** | 96,986 | **22,703** | 18,116 | **212,551** | 160,981 | **737,566** | 819,830 | **1,067,854** | 1,095,913 |
| 於聯營公司及共同控制公司權益 | **—** | 2,127 | **—** | — | **1,504** | 5,886 | **8,129** | 9,140 | **9,633** | 17,153 |
| 未分配資產 | | | | | | | | | **4,200** | 3,931 |
| 總資產 | | | | | | | | | **1,081,687** | 1,116,997 |
| 分類負債 | **17,845** | 45,253 | **53,573** | 64,856 | **40,795** | 20,799 | **5,187** | 2,478 | **117,400** | 133,386 |
| 未分配負債 | | | | | | | | | **12,033** | 52,294 |
| 總負債 | | | | | | | | | **129,433** | 185,680 |
| 其他分類資料： | | | | | | | | | | |
| 折舊及攤銷 | **3,095** | 678 | **1,122** | 5,338 | **5,519** | 5,417 | **103** | 498 | **9,839** | 11,931 |
| 於損益表確認之減值虧損 | **—** | — | **1,435** | 3,600 | **—** | — | **22,988** | 32,800 | **24,423** | 36,400 |
| 其他非現金開支 | **1,365** | — | **—** | 262 | **—** | — | **17,000** | — | **18,365** | 262 |
| 固定資產之資本開支 | **2,605** | 3,653 | **326** | 446 | **21,126** | 108 | **—** | 22 | **24,057** | 4,229 |
| 直接於股東權益確認之土地及樓宇重估盈餘 | **1,349** | 33 | **—** | — | **—** | — | **—** | — | **1,349** | 33 |

# 4. 分類資料（續）

## (a) 業務分類

下表呈列本集團業務分類之收入、溢利／(虧損)以及若干資產、負債及開支資料。

### 本集團

| | 批發及零售時裝及飾物 | | 電訊服務 | | 經營渡假中心及俱樂部 | | 投資及財務管理 | | 總額 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 二零零四 | 二零零三 | 二零零四 | 二零零三 | 二零零四 | 二零零三 | 二零零四 | 二零零三 | 二零零四 | 二零零三 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 分類收入： | | | | | | | | | | |
| 銷售予外界客戶 | **164,250** | 52,636 | **24,104** | 50,606 | **19,528** | 20,647 | **13,391** | 14,711 | **221,273** | 138,600 |
| 其他收入 | **16,578** | 2,245 | **1,564** | 1,062 | **404** | 446 | **64** | 743 | **18,610** | 4,496 |
| 總計 | **180,828** | 54,881 | **25,668** | 51,668 | **19,932** | 21,093 | **13,455** | 15,454 | **239,883** | 143,096 |
| 分類業績 | **13,546** | 3,745 | **3,820** | 4,922 | **(4,617)** | (8,357) | **(22,146)** | (19,596) | **(9,397)** | (19,286) |
| 未分配開支 | | | | | | | | | **(2,160)** | (2,412) |
| 撥回重估虧絀： | | | | | | | | | | |
| 渡假中心及俱樂部物業 | | | | | | | | | **35,180** | 9,699 |
| 投資物業 | | | | | | | | | **600** | — |
| 經營業務溢利／(虧損) | | | | | | | | | **24,223** | (11,999) |
| 融資成本 | | | | | | | | | **(377)** | (969) |
| 應佔聯營公司溢利及虧損 | **—** | — | **—** | — | **(4,381)** | (338) | **(731)** | (19,134) | **(5,112)** | (19,472) |
| 除稅前溢利／(虧損) | | | | | | | | | **18,734** | (32,440) |
| 稅項 | | | | | | | | | **159** | (111) |
| 未計少數股東權益前溢利／(虧損) | | | | | | | | | **18,893** | (32,551) |
| 少數股東權益 | | | | | | | | | **(5,277)** | (1,518) |
| 股東應佔經常業務溢利／(虧損)淨額 | | | | | | | | | **13,616** | (34,069) |

## 4. 分類資料

分類資料以兩個分類方式呈列：(i)按業務分類作主要呈列方式；及(ii)按地區分類作為次要呈列方式。

本集團之經營業務乃根據業務性質及所提供之產品及服務而分開組成及管理。本集團每個業務分類指所提供產品及服務所承受之風險及享有之回報與其他分類業務有別之策略業務單元。業務分類之概要如下：

| | |
|---|---|
| *批發及零售時裝及飾物：* | 時裝及飾物貿易 |
| *電訊服務：* | 提供電訊服務，以及推廣及分銷網絡卡 |
| *經營渡假中心及俱樂部：* | 提供渡假中心及俱樂部設施及飲食服務 |
| *投資及財務管理：* | 財務管理及持有與買賣投資以獲取短期及長期投資回報 |

在釐定本集團之地區分類時，收入按客戶所在地劃分，而資產及有關固定資產資本開支則按資產所在地劃分。

用以進行分類間銷售及轉讓交易之售價，參考向第三方作銷售所採用之現行市價。

# 3. 主要會計政策概要（續）

## 僱員福利（續）

*退休金計劃*

本集團據香港強制性公積金條例設立一項定額供款強制性公積金退休福利計劃（「強積金計劃」），供合資格僱員參加。供款額為僱員基本薪金的若干個百分比，並根據強積金計劃之規則於需支付時在損益賬中扣除。強積金計劃的資產與本集團資產分開持有，並由獨立管理基金管理。本集團之僱主供款在注入強積金計劃後，便全數歸於僱員。

除強積金計劃外，本集團亦根據職業退休計劃條例為合資格參與僱員另設有定額供款退休福利計劃。該等另設計劃的運作與強積金計劃相似，惟員工於可全數取得本集團作出之僱主供款前退出計劃，本集團可藉沒收僱員放棄之有關供款以扣減日後應予支付之供款。

*購股權計劃*

本公司設立購股權計劃旨在鼓勵及獎賞對本集團業務有所貢獻之合資格參與者。已按購股權計劃授出購股權之財務影響不會於本公司或本集團之資產負債表內記錄，直至購股權獲行使為止，而購股權之成本亦不會於損益賬或資產負債表內記錄為開支。於行使購股權後，所導致發行之股份乃按股份面值記錄為本公司之額外股本，而每股行使價超逾股份面值之部份則會計入本公司之股份溢價賬。於行使日期前被註銷或失效之購股權將自尚未行使購股權登記冊內刪除。

## 外幣

外幣交易乃按個別交易日之適用匯率計算。於結算日以外幣為單位之貨幣資產及負債均按該日之適用匯率換算。兌差額均列入損益賬中處理。

綜合賬目時，海外附屬公司、共同控制公司及聯營公司之財務報告按淨投資法換算為港元，海外附屬公司、共同控制公司及聯營公司之損益賬按本年度之加權平均滙率換算為港元，該等公司之資產負債表則按結算日之滙率換算為港元。換算產生之滙兑差額計入滙率波動儲備。

就綜合現金流量表而言，海外附屬公司之現金流量按現金流量日期適用之滙率換算為港元，海外附屬公司於整個年度經常產生之現金流量則按本年度之加權平均滙率換算為港元。

## 3. 主要會計政策概要（續）

### 收入確認（續）

(d) 股息收入

股息收入於股東收取股息之權利已確立時確認。

(e) 利息收入

利息收入按未償還之本金及適用之實際利率計算，以時間比例確認。

(f) 租金收入

租金收入按租賃期以時間比例確認，惟另有一基準更能反映有關租賃資產所得之利益則除外。或然租金會於其產生期間，計入損益表。

(g) 顧問、管理及其他服務

提供顧問、管理及其他服務之收入於提供有關服務及本集團收取款項之權利確立時確認。

### 僱員福利

*有薪假期結轉*

本集團根據僱員合約按曆年基準給予其僱員有薪年假。在若干情況下，於結算日未支取之年假允許結轉，留待有關僱員於來年享用。於結算日，將會就年內僱員享有之有關及允許結轉有薪假期之預期未來成本作出撥備。

*僱傭條例之長期服務金*

本集團若干僱員在本集團已工作滿所需服務年期，附合根據香港僱傭條例於終止受聘時獲取長期服務金。倘若終止聘用符合僱傭條例所規定之若干情況，本集團有責任支付有關服務金。

本集團就預期未來可能支付之長期服務金作出撥備。該等撥備乃按照員工截至結算日因服務本集團所可能賺取之未來金額之最佳估計。

由於若干僱員已於結算日為本集團已服務滿所需年期，符合根據僱傭條例於若干情況下終止受聘時可獲取長期服務金，故在或然負債作出披露。由於該情況不大可能導致本集團未來有重大資源流出，因此並無就有關款項作出撥備。

## 3. 主要會計政策概要(續)

### 所得税(續)

遞延税項資產之賬面值乃於各結算日進行審閱及扣減，相應扣減之金額以不可能有足夠應課税溢利以動用全部或部份遞延税項資產為止。相反，先前未確認之遞延税項資產乃於可能獲得足夠應課税溢利以動用全部或部份遞延税項資產之情況下予以確認。

遞延税項資產及負債乃根據於結算日已實施或已大致實施之税率(及税務法例)，按變現資產或清償負債之期間預期適用之税率予以估量。

### 收入確認

收入於可能為本集團帶來經濟利益及能可靠地計算時予以確認，基準如下：

(a) **批發及零售時裝及飾物**

銷售時裝及飾物之收入於擁有權之重大風險及回報均轉予買方時確認；惟本集團已不能就其擁有權作出相關之行政參與；及對售出之貨物亦無有效之控制權。

(b) **電訊服務**

電訊服務包括提供電訊服務及推廣和分銷網絡卡。

*提供電訊服務*

來自提供電訊服務之收益，包括專利服務及網絡商業營運，乃按與國際電訊傳遞商同意之交易數據，於提供服務時確認，並以預計可收回之款額為限。

*推廣和分銷網絡卡*

推廣和分銷網絡卡之收益於提供服務以及本集團收取款項之權利已確立時入賬。

(c) **經營渡假中心及俱樂部**

入會費於會籍申請獲接納及並無存在收取會費之重大不明朗因素時確認。年費按會籍之有關期間入賬。提供渡假中心及會所設施、飲食服務及其他服務之收益於送出貨物或提供服務時確認。

## 3. 主要會計政策概要(續)

### 撥備

倘因過往事宜產生目前須負責任(法定或推定義務)及將來可能需要付出經濟利益以償還有關責任，則撥備予以確認，惟該責任之金額須能夠可靠地予以估計。

倘折現之影響屬重大者，確認為撥備之款項為於結算日預期所需償還債務之現值金額。當折現值隨時間而有所增加，有關增幅計入損益表之融資成本。

### 所得稅

所得稅包括即期及遞延稅項。所得稅於損益表中確認，倘所得稅關乎同一或不同期間直接於股本確認之項目，則直接於股東權益內確認。

遞延稅項乃採用負債法計算，就於結算日之資產及負債之計稅基準及該等項目用作財務滙報用途之賬面值兩者間所有暫時性差額作出撥備。

遞延稅項負債就一切暫時差額予以確認：

- 惟於一宗交易中首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之遞延稅項負債除外；及

- 在投資附屬公司、聯營公司及共同控制公司時產生之應課稅暫時差額，除非撥回暫時差額之時間可以控制及暫時差額可能不會在可見將來撥回。

所有可予扣減暫時差額、未動用稅項資產結轉及未動用稅項虧損之遞延資產，僅在有足夠應課稅溢利作為抵銷之情況下，可確認為遞延稅項資產：

- 惟關乎於一宗交易中首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之可予扣減暫時差額之遞延稅項資產除外；及

- 在投資附屬公司、聯營公司及共同控制公司時產生之可予扣減暫時差額，僅於暫時差額可能會在可見將來撥回及將有應課稅溢利作為抵銷之情況下，才確認遞延稅項資產。

# 3. 主要會計政策概要(續)

## 長期投資(續)

擬長期持有之其他上市及非上市股本證券之長期投資，按其於結算日之公允值列賬(按個別投資基準計)，並分類為其他證券。

該等上市證券之公允值為其於結算日之市場報價，非上市證券之公允值則由董事估計。

該等因證券公允值變動所產生之收益或虧損，在其產生期間計入損益表或自損益表扣除。

## 短期投資

擬持作買賣用途之上市股本證券之短期投資，乃按其結算日之公允值(按個別投資基準計)列賬。該等上市證券之公平值為其於結算日之市場報價。該等證券之公平值變動所產生之收益或虧損，在其產生期內計入損益表或自損益表中扣除。

## 存貨

存貨按成本值及可變現淨值兩者中較低者入賬。成本值按先入先出方法釐定；或倘適用，以特定識別方式釐定，並包括所有購買成本及使存貨達致其現有地點及狀況之其他成本。可變現淨值乃按估計售價扣除完成銷售所需之任何預期成本計算。

## 現金及現金等值

就綜合現金流量表而言，現金及現金等值包括可隨時轉換為已知數額現金，並承受價值變動風險甚微之手頭現金、活期存款及短期高流通性投資，一般於購入後三個月內到期，減除須應要求償還及構成本集團現金管理整體一部份之銀行透支。

就資產負債表而言，現金及現金等值包括手頭現金及銀行結存金(包括定期存款)，其用途並無限制。

## 3. 主要會計政策概要(續)

### 投資物業

投資物業為建築工程及發展已完成之土地及樓宇之權益，並擬基於該物業之投資潛力而作長期持有，其任何租金收入均按公平原則議訂。該等物業每年根據於財政年度年終時進行之專業估值以公開市值入賬，且不作折舊。惟倘租賃期為20年或以下者，則按所餘租期以直線法將其當時賬面值作折舊。

投資物業價值之變動列作投資物業重估儲備之變動。倘若儲備總額(按組合基準計)並不足以抵銷整體虧拙，則差額自損益表中扣除。其後之重估盈餘均計入損益表，惟以曾扣除之虧拙為限。

在出售投資物業時，就過往估值所變現之相關投資物業重估儲備會撥入損益表。

### 經營租約

資產擁有權之絕大部份收益及風險由出租人承擔之租約均視為經營租約。倘本集團為出租人，本集團根據經營租約出租之資產乃計入非流動資產，而根據經營租約應收之租金則按直線法在租賃期內計入損益表。倘本集團為承租人，有關該等經營租約之租金乃按直線法在租約期內自損益表中扣除，惟另有一項基準更能反映由租賃資產所賺取之利益模式則除外。

已收取之租賃優惠於損益表中確認，列作淨租金總額之一部份。或然租金會於產生之期間，自損益表中扣除。

### 長期投資

擬作持續策略性或長期持有之上市及非上市股本證券之長期投資，乃按成本減去任何減值虧損後列賬(按個別投資基準計)，並分類為投資證券。

倘投資證券之公平價值低於賬面值時，除非有證據顯示減值只屬暫時性質，否則此證券之賬面值將減至由董事所估計之公平價值。減值將在其產生期間自損益表中扣除。倘引致減值之情況或事件不再存在，並有明確證據顯示該新情況或事件將於可見將來時間內持續存在，則已扣除之減值數額均撥回及計入損益表，惟數額僅限於之前所扣除之減值。

## 3. 主要會計政策概要(續)

### 固定資產及折舊

固定資產(投資物業除外)概按成本值或估值減累計折舊及任何減值虧損入賬。資產之成本值包括其購買價及將該資產達至運作之狀況及地點作其計劃用途而產生之任何直接相關成本。於固定資產運作後所引致之開支(如維修及保養費用等)一般均自其產生期間自損益表中扣除。倘若可明確顯示該等開支可導致日後該固定資產所預期獲得之經濟效益有所增加之情況下,則該等開支將資本化為有關固定資產之額外成本。

固定資產(投資物業除外)價值變動計入為重估儲備之變動。倘若該儲備總額不足以抵銷其虧拙(按個別資產計),則差額自損益表中扣除。其後之重估盈餘計入損益表,惟以曾扣除之虧絀金額為限。在出售經重估之固定資產時,就過往估值所變現之相關重估儲備則作為儲備變動撥入保留溢利。

折舊乃按其下列估計可使用年期以直線法攤銷其成本值或估值:

| | |
|---|---|
| 租賃土地及建築物 | 按尚餘租約期限 |
| 渡假中心及俱樂部物業 | 按尚餘租約期限 |
| 租賃物業裝修 | 按尚餘租約期限或五至六年(以兩者中較短者為準) |
| 傢俬、裝置及設備 | 三至七年 |
| 通訊設備 | 六年 |
| 汽車 | 三至五年 |

損益表內所列因出售或棄用之固定資產所得之利潤或虧損,乃出售相關資產所得款項淨額與其賬面值之差額。

## 3. 主要會計政策概要(續)

### 負商譽(續)

就聯營公司及共同控制公司而言，任何未於綜合損益表內確認之負商譽會計入有關之賬面值，而非另作一項可識別項目載於綜合資產負債表。

於二零零一年採納會計實務準則第30號「業務合併」之前，收購產生之負商譽乃於收購年度內計入資本儲備中。於採納會計實務準則第30號後，本集團已採納該會計之過渡條文，允許該等負商譽仍保留計入資本儲備中。於採納該項會計實務準則後，因收購產生之負商譽乃按上述會計實務準則第30號之負商譽會計政策處理。

於出售附屬公司、聯營公司及共同控制公司時，出售損益之計算乃參照於出售日之資產淨值，其中包括仍未於綜合損益表確認之相關負商譽金額及任何有關儲備(如適用)。以往於收購時已計入綜合儲備中之任何相關負商譽乃撥回及列入出售時損益之計算。

### 關連人士

其中一方倘可直接或間接控制另一方，或可對其財務及經營決策發揮重大影響力者，則被視為關連人士。倘雙方須受共同控制或受共同重大影響力，則彼等亦被視為關連人士。關連人士可為個別人士或公司實體。

### 資產減值

本集團於各結算日進行資產評估，以決定是否有任何跡象顯示任何資產出現減值，或有任何跡象顯示往年度已確認之資產減值虧損已不再存在或減少。倘有任何該等跡象存在，該資產之可收回值須予以評估。資產之可收回值定為資產之使用價值與其銷售淨值之較高者。

減值虧損僅於資產賬面值超出其可收回值時予以確認。減值虧損於其產生之期間在損益表內扣除，倘有關資產之賬面值以重估值列賬，則減值虧損會按適用於重估資產之有關會計政策列賬。

當用以釐定資產可收回值的估計方法出現變動時，過往已確認之減值虧損方予以撥回，然而，撥回金額不可超逾假設過往年度並無就該項資產確認減值虧損而釐定之賬面值(扣除任何折舊／攤銷)。撥回之減值虧損於其產生之期間計入損益表內，倘有關資產之賬面值以重估值列賬，則減值虧損撥回會按適用於重估資產之有關會計政策列賬。

## 3. 主要會計政策概要(續)

### 商譽

收購附屬公司、聯營公司及共同控制公司而產生之商譽,指收購成本超逾本集團於收購當日所佔已收購之可識別資產及負債之公平值之數額。

收購產生之商譽乃於綜合資產負債表內確認為資產,並按其估計可使用年期以直線法攤銷。就聯營公司及共同控制公司而言,任何未攤銷之商譽會計入有關賬面值,而非另作一項可識別資產載於綜合資產負債表。

於二零零一年採納會計實務準則第30號「業務合併」之前,收購產生之商譽乃於收購年度內在綜合儲備中撇銷。於採納會計實務準則第30號後,本集團已採納該會計實務準則之過渡條文,允許該等商譽仍保留在綜合儲備中撇銷。於採納該項會計實務準則後因收購產生之商譽乃按上述實務準則第30號之商譽會計政策處理。

於出售附屬公司、聯營公司及共同控制公司時,出售損益之計算乃參照於出售日之資產淨值,其中包括仍未攤銷之相關商譽金額及任何有關儲備(如適用)。以往於收購時在綜合儲備中撇銷之任何相關商譽乃撥回及列入出售時損益之計算。

商譽(包括仍保留在綜合儲備內撇銷之商譽)之賬面值須每年檢討,並於有需要時就減值作出撇減。先前已確認之商譽減值虧損不予以撥回,除非預期導致此項減值虧損之特殊外界事件不會再度出現,及其後發生之外界事件亦已扭轉該事件之負面影響,則作別論。

### 負商譽

收購附屬公司、聯營公司及共同控制公司所產生之負商譽,指本集團所收購之可辨別資產與負債於收購當日之公平值超逾成本之差額。

倘負商譽與收購計劃中已確定預期於未來出現之虧損及開支有關,並能可靠地計算時(但並非為於收購當日之可識別負債),則該等部份之負商譽於未來虧損及開支獲確認時,於綜合損益表中確認為收入。

倘負商譽與於收購當日已確定預期於未來出現之虧損及開支無關,則負商譽會於所收購之可折舊／可攤銷資產餘下之平均可使用年期內,於綜合損益表中有系統地確認為收入。負商譽超逾所收購之非貨幣資產之公平值之部份,會即時獲確認為收入。

# 3. 主要會計政策概要(續)

## 附屬公司

附屬公司(非共同控制公司)為本公司直接或間接控制其一半以上投票權或持有一半以上已發行股本或控制其董事會組成之公司。

附屬公司之業績已計入本公司損益表,惟以已收及應收股息為限。本公司於附屬公司之權益乃按成本減任何減值虧損列賬。

## 共同控制公司

共同控制公司為一間受共同控制之合營公司,使任何一個參與方不會對共同控制公司之經濟活動有單一控制權。

本集團應佔共同控制公司之收購後業績及儲備分別計入綜合損益表及綜合儲備內。本集團於共同控制公司之權益乃按權益會計法計算本集團應佔之資產淨值減任何減值虧損後,於綜合資產負債表內列賬。

## 聯營公司

聯營公司為非附屬公司或共同控制公司而本集團一般長期持有不少於20%之股份投票權及可對其管理發揮重大影響力之公司。

本集團應佔聯營公司之收購後業績及儲備分別計入綜合損益表及綜合儲備內。本集團於聯營公司之權益乃按權益會計法計算本集團應佔之資產淨值減去任何減值虧損後,於綜合資產負債表內列賬。於收購聯營公司產生,而先前未在綜合儲備中撇銷或確認之商譽或負商譽乃計入為本集團於聯營公司之權益之一部份。

本公司損益表所列聯營公司之業績,乃按已收及應收之股息入賬。本公司於聯營公司之權益作長期資產處理,並以成本值減任何減值虧損入賬。

二零零四年十二月三十一日

## 1. 集團資料

安寧數碼科技有限公司之註冊地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室。

年內，本集團從事下列主要業務：

- 批發及零售時裝及飾物
- 提供電訊服務
- 經營渡假中心及俱樂部
- 投資控股

## 2. 最新頒佈的香港財務報告準則(「財務報告準則」)之影響

香港會計師公會已頒佈多項新及經修訂香港財務報告準則及香港會計準則(以下統稱為新財務報告準則)，一般於二零零五年一月一日或以後開始的會計期間生效。本集團並無提早於截至二零零四年十二月三十一日止年度的財務報表內採納此等新財務報告準則。本集團已開始評估此等新財務報告準則的影響，但目前仍未能表明此等新財務報告準則會否對本集團之業績及財務狀況帶來重大影響。

## 3. 主要會計政策概要

### 編製基準

本財務報表乃按照香港會計師公會發出之香港財務報告準則(包括《會計實務準則》及詮釋)、香港公認之會計原則及香港《公司條例》之規定而編製。除對投資物業及若干固定資產及股本投資作定期重新估值外(於下文進一步説明)，本財務報表按原值成本法編製。

### 綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至二零零四年十二月三十一日止年度之財務報表。年內所收購或出售之附屬公司之業績由其被收購生效日期起或至其出售生效日期止綜合計算。集團內各公司間之所有重大交易及結餘已於綜合賬目時對銷。

少數股東權益指外界股東應佔本公司附屬公司之業績及資產淨值之權益。

# 資產負債表

二零零四年十二月三十一日

| | 附註 | 二零零四年<br>千港元 | 二零零三年<br>千港元 |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | 13 | **118,200** | 108,601 |
| 於附屬公司之權益 | 15 | **205,806** | 174,543 |
| 於聯營公司之權益 | 17 | **274** | 556 |
| | | **324,280** | 283,700 |
| **流動資產** | | | |
| 短期投資 | 21 | **136,584** | 106,328 |
| 預付款項、按金及其他應收款項 | | **1,448** | 1,733 |
| 已抵押存款 | 22 | **342** | 47,536 |
| 現金及現金等值 | 22 | **536,847** | 555,872 |
| | | **675,221** | 711,469 |
| **流動負債** | | | |
| 應付附屬公司款項 | 15 | **77,992** | 84,108 |
| 應付賬款及其他應付款項 | 23 | **3,352** | 2,007 |
| | | **81,344** | 86,115 |
| **流動資產淨值** | | **593,877** | 625,354 |
| | | **918,157** | 909,054 |
| **資本及儲備** | | | |
| 股本 | 28 | **16,507** | 16,507 |
| 儲備 | 30(b) | **901,650** | 892,547 |
| | | **918,157** | 909,054 |

*主席*
**梁榮江**

*行政總裁*
**吳智明**

截至二零零四年十二月三十一日止年度

| | 附註 | 二零零四年<br>千港元 | 二零零三年<br>千港元 |
|---|---|---|---|
| 經營業務現金流出淨額 | | **(19,666)** | (9,082) |
| **投資活動之現金流量** | | | |
| 購買固定資產 | | **(3,177)** | (4,229) |
| 收購附屬公司 | 31 | **—** | 9,253 |
| 就購買證券及聯營公司(已付按金)/已收退款 | | **(2,567)** | 29,564 |
| 於聯營公司之投資增加 | | **—** | (6,224) |
| 收購業務 | | **—** | (754) |
| 聯營公司償還欠款 | | **281** | 1,018 |
| 出售一聯營公司所得款項 | | **2,150** | — |
| 出售固定資產所得款項 | | **3,136** | 7 |
| 出售其他證券投資所得款項 | | **7,115** | — |
| 已抵押存款減少 | | **47,194** | — |
| 投資活動之現金流入淨額 | | **54,132** | 28,635 |
| **融資活動之現金流量** | | | |
| 新增銀行貸款 | | **12,269** | — |
| 償還銀行貸款 | | **(52,352)** | (2,948) |
| 贖回債券 | | **(540)** | (1,720) |
| 已付利息 | | **(377)** | (1,085) |
| 融資活動之現金流出淨額 | | **(41,000)** | (5,753) |
| 現金及現金等值(減少)/增加淨額 | | **(6,534)** | 13,800 |
| 年初之現金及現金等值 | | **587,522** | 573,576 |
| 外幣滙率變動影響淨額 | | **19** | 146 |
| 年終之現金及現金等值 | | **581,007** | 587,522 |
| **現金及現金等值結餘之分析** | | | |
| 現金及銀行結餘 | 22 | **49,266** | 34,880 |
| 購入時原到期日少於三個月之非抵押定期存款 | | **531,741** | 552,642 |
| | | **581,007** | 587,522 |

# 綜合現金流量表

截至二零零四年十二月三十一日止年度

| | 附註 | 二零零四年<br>千港元 | 二零零三年<br>千港元 |
|---|---|---|---|
| **經營業務之現金流量** | | | |
| 除稅前溢利／(虧損) | | **18,734** | (32,440) |
| 經下列各項調整： | | | |
| 折舊 | 6 | **9,217** | 11,664 |
| 商譽攤銷減值 | 6 | **2,057** | 267 |
| 於應佔聯營公司溢利及虧損內之商譽攤銷及減值 | 6 | **—** | 16,334 |
| 融資成本 | 7 | **377** | 969 |
| 上市證券投資之股息收入 | 5 | **(5,624)** | (4,162) |
| 非上市證券投資之股息收入 | 5 | **—** | (3,409) |
| 利息收入 | 5 | **(7,767)** | (7,140) |
| 應佔聯營公司溢利及虧損 | | **5,112** | 3,138 |
| 出售聯營公司之收益 | | **(23)** | — |
| 撥回重估虧絀： | | | |
| 渡假中心及俱樂部物業 | 6 | **(35,180)** | (9,699) |
| 投資物業 | 6 | **(600)** | — |
| 一聯營公司貸款之撥備 | 6 | **1,365** | — |
| 其他呆壞應收款項之撥備 | 6 | **8,670** | — |
| 聯營公司欠款之撥備撥回 | 6 | **—** | (171) |
| 固定資產減值 | 6 | **—** | 3,600 |
| 出售固定資產(收益)／虧損 | 6 | **(333)** | 258 |
| 其他證券投資之已變現及未變現收益淨額 | 6 | **(14,170)** | (15,093) |
| 長期投資證券減值 | 6 | **22,988** | 32,800 |
| 滙兌(收益)／虧損，淨額 | | **(239)** | 122 |
| **營運資金變動前經營溢利／(虧損)** | | **4,584** | (2,962) |
| 存貨(增加)／減少 | | **(3,569)** | 11,027 |
| 應收賬款減少／(增加) | | **1,764** | (8,124) |
| 預付款項、按金及其他應收款項(增加)／減少 | | **(172)** | 14,284 |
| 應付賬款及其他應付款項減少 | | **(33,461)** | (38,158) |
| 應收聯營公司款項減少／(增加) | | **223** | (3,381) |
| 應付一聯營公司款項(減少)／增加 | | **(2,866)** | 3,248 |
| **用於經營業務之現金** | | **(33,497)** | (24,066) |
| 已收利息 | | **7,894** | 7,490 |
| 已收上市證券投資之股息 | | **5,624** | 4,162 |
| 已收非上市證券投資之股息 | | **—** | 3,409 |
| 退回／(已付)香港利得稅 | | **328** | (3) |
| 已付海外稅項 | | **(15)** | (74) |
| **經營業務現金流出淨額** | | **(19,666)** | (9,082) |

# 綜合權益變動表

截至二零零四年十二月三十一日止年度

| | 已發行股本 | 儲備 股份溢價 | 資本贖回儲備 | 特殊儲備 | 重估儲備 | 匯率波動儲備 | 累積虧損 | 儲備合計 | 合計 |
|---|---|---|---|---|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元<br>(附註28(b)(ii)) | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 於二零零三年一月一日 | 16,507 | 1,189,721 | 478 | 808,822 | — | 1,175 | (1,072,189) | 928,007 | 944,514 |
| 重估盈餘 | — | — | — | — | 33 | — | — | 33 | 33 |
| 外滙調整 | — | — | — | — | — | 833 | — | 833 | 833 |
| 損益表未確認之收益及虧損淨額 | — | — | — | — | 33 | 833 | — | 866 | 866 |
| 本年度虧損淨額 | — | — | — | — | — | — | (34,069) | (34,069) | (34,069) |
| 於二零零三年十二月三十一日及二零零四年一月一日 | 16,507 | 1,189,721 | 478 | 808,822 | 33 | 2,008 | (1,106,258) | 894,804 | 911,311 |
| 重估盈餘 | — | — | — | — | 1,349 | — | — | 1,349 | 1,349 |
| 外滙調整 | — | — | — | — | — | (204) | — | (204) | (204) |
| 損益表未確認之收益及虧損淨額 | — | — | — | — | 1,349 | (204) | — | 1,145 | 1,145 |
| 本年度溢利淨額 | — | — | — | — | — | — | 13,616 | 13,616 | 13,616 |
| **於二零零四年十二月三十一日** | **16,507** | **1,189,721** | **478** | **808,822** | **1,382** | **1,804** | **(1,092,642)** | **909,565** | **926,072** |
| 保留儲備： | | | | | | | | | |
| 本公司及附屬公司 | 16,507 | 1,189,721 | 478 | 808,822 | 1,382 | 1,804 | (1,082,817) | 919,390 | 935,897 |
| 聯營公司* | — | — | — | — | — | — | (9,825) | (9,825) | (9,825) |
| 於二零零四年十二月三十一日 | 16,507 | 1,189,721 | 478 | 808,822 | 1,382 | 1,804 | (1,092,642) | 909,565 | 926,072 |
| 本公司及附屬公司 | 16,507 | 1,189,721 | 478 | 808,822 | 33 | 2,008 | (1,101,454) | 899,608 | 916,115 |
| 聯營公司* | — | — | — | — | — | — | (4,804) | (4,804) | (4,804) |
| 於二零零三年十二月三十一日 | 16,507 | 1,189,721 | 478 | 808,822 | 33 | 2,008 | (1,106,258) | 894,804 | 911,311 |

* 包括聯營公司保留的溢利235,000港元（二零零三年：227,000港元）。

# 綜合資產負債表

二零零四年十二月三十一日

| | 附註 | 二零零四年<br>千港元 | 二零零三年<br>千港元 |
|---|---|---|---|
| **總資產減流動負債** | | **960,804** | 940,578 |
| **非流動負債** | | | |
| 債券 | 25 | **8,550** | 9,144 |
| 遞延税項負債 | 27 | **—** | 117 |
| | | **8,550** | 9,261 |
| **少數股東權益** | | **26,182** | 20,006 |
| | | **926,072** | 911,311 |
| **股本及儲備** | | | |
| 已發行股本 | 28 | **16,507** | 16,507 |
| 儲備 | 30(a) | **909,565** | 894,804 |
| | | **926,072** | 911,311 |

*主席*
**梁榮江**

*行政總裁*
**吳智明**

# 綜合資產負債表

二零零四年十二月三十一日

| | 附註 | 二零零四年<br>千港元 | 二零零三年<br>千港元 |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | 13 | **224,398** | 174,317 |
| 商譽 | 14 | **6,610** | 8,667 |
| 於共同控制公司之權益 | 16 | **—** | — |
| 於聯營公司之權益 | 17 | **9,633** | 17,153 |
| 長期投資 | 18 | **35,489** | 91,897 |
| | | **276,130** | 292,034 |
| **流動資產** | | | |
| 存貨 | 19 | **33,910** | 30,341 |
| 應收賬款 | 20 | **11,710** | 13,474 |
| 預付款項、按金及其他應收款項 | | **28,651** | 34,709 |
| 應收聯營公司款項 | 17 | **641** | 2,229 |
| 短期投資 | 21 | **149,296** | 108,821 |
| 可退回稅項 | | **—** | 331 |
| 已抵押存款 | 22 | **342** | 47,536 |
| 現金及現金等值 | 22 | **581,007** | 587,522 |
| | | **805,557** | 824,963 |
| **流動負債** | | | |
| 應付賬款及其他應付款項 | 23 | **87,158** | 114,888 |
| 應付一聯營公司款項 | 17 | **15,531** | 3,248 |
| 計息銀行貸款 | 24 | **6,597** | 46,680 |
| 債券之即期部份 | 25 | **954** | 900 |
| 其他貸款 | 26 | **5,207** | 5,207 |
| 應付稅項 | | **5,436** | 5,496 |
| | | **120,883** | 176,419 |
| **流動資產淨值** | | **684,674** | 648,544 |
| **總資產減流動負債** | | **960,804** | 940,578 |

# 綜合損益表

截至二零零四年十二月三十一日止年度

| | 附註 | 二零零四年<br>千港元 | 二零零三年<br>千港元 |
|---|---|---|---|
| 營業額 | 5 | **221,273** | 138,600 |
| 銷售成本 | | **(86,694)** | (42,848) |
| 毛利 | | **134,579** | 95,752 |
| 其他收入及收益 | 5 | **18,610** | 4,496 |
| 銷售及分銷成本 | | **(55,808)** | (16,581) |
| 行政費用 | | **(80,548)** | (71,535) |
| 其他經營費用淨額 | | **(28,390)** | (33,830) |
| 撥回物業重估虧絀 | 6 | **35,780** | 9,699 |
| 經營業務溢利／(虧損) | 6 | **24,223** | (11,999) |
| 融資成本 | 7 | **(377)** | (969) |
| 應佔聯營公司溢利及虧損 | | **(5,112)** | (19,472) |
| 除稅前溢利／(虧損) | | **18,734** | (32,440) |
| 稅項 | 10 | **159** | (111) |
| 未計少數股東權益前溢利／(虧損) | | **18,893** | (32,551) |
| 少數股東權益 | | **(5,277)** | (1,518) |
| 股東應佔經常業務溢利／(虧損)淨額 | 11 | **13,616** | (34,069) |
| 每股盈利／(虧損) | 12 | | |
| 基本 | | **0.8仙** | (2.1)仙 |
| 攤薄 | | 不適用 | 不適用 |



**致安寧數碼科技有限公司各股東**

*(於香港註冊成立之有限公司)*

本核數師已審核刊載於第19頁至第68頁根據香港公認會計原則編製之財務報表。

## 董事及核數師之個別責任

公司條例規定董事須負責編製真實及公平之財務報表。在編製該等真實及公平之財務報表時，董事必須選擇及貫徹採用適當之會計政策。本核數師之責任乃根據審核工作之結果，對該等財務報表作出獨立意見，並按照公司條例第141條將此意見僅向全體股東報告。除此以外，本報告不可用作其他用途。本核數師並不就本報告之內容向任何其他人士負上責任或承擔任何責任。

## 意見之基礎

本核數師乃按香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況及有否貫徹運用並作出足夠之披露。

本核數師於策劃及進行審核工作時，均以取得一切認為必需之資料及解釋為目標，使本核數師能獲得充份之憑證，從而就該等財務報表是否存有重大之錯誤陳述作合理之確定。在作出意見時，本核數師亦已衡量該等財務報表所載之資料在整體上是否足夠。本核數師相信，本核數師之審核工作已為下列意見建立合理之基礎。

## 意見

本核數師認為，該等財務報表均真實及公平地反映 貴公司及 貴集團於二零零四年十二月三十一日之財務狀況，及貴集團截至該日止年度之溢利及現金流動情況，並按照香港公司條例妥善編製。

安永會計師事務所
*執業會計師*

香港，二零零五年四月十五日

## 審核委員會

本公司已根據上市規則之規定成立審核委員會，負責審閱及監察本集團之財務申報過程及內部監控。審核委員會由本公司一名非執行董事及三名獨立非執行董事組成。審核委員會已審閱本集團截至二零零四年十二月三十一日止年度之經審核財務報表。

## 核數師

本年度內，畢馬威會計師行辭任本公司核數師，而安永會計師事務所已獲董事委任填補該空缺。在過去三年，本公司核數師並無其他變動。有關續聘安永會計師事務所為本公司核數師之決議案，將於即將舉行之股東週年大會上提呈。

承董事會命
*主席*
梁榮江

香港，二零零五年四月十五日

## 關連交易

於本年度內，本公司及本集團有以下關連交易，其若干詳情已遵照上市規則第14A章之規定予以披露。

於二零零四年八月二十六日，本公司與一名主要股東所控制之公司Hollywood Palace Company Limited（「業主」）訂立退租協議，終止於二零零三年五月二十八日訂立之租賃協議（「舊租賃協議」）。同日，合約雙方訂立一份新租賃協議（「新租賃協議」），租賃若干舊租賃協議之物業，由二零零四年九月一日起，為期八個月，由於租賃之總面積由11,282平方呎減至8,090平方呎，新租賃協議之月租由舊租賃協議之157,948港元減至113,260港元。

## 充足之公眾持股量

根據本公司所獲公開資料並就董事所悉，截至本報告日期，本公司之公眾持股量一直符合上市規則之規定。

## 結算日後事項

有關本集團重大結算日後事項之詳情載於財務報表附註36。

## 最佳應用守則

董事認為，於本年報涵蓋之整個會計期間，本公司一直遵守聯交所上市規則附錄十四所載之最佳應用守則（「守則」），惟非執行董事及獨立非執行董事並非根據守則第7段所規定以特定任期委任，但須根據本公司章程細則輪值告退。由二零零五年一月一日起，上市規則附錄14所載之守則已由企業管治常規守則（「新守則」）取代，新守則適用於其後之報告期間。

## 董事進行證券交易之標準守則

本公司已一直採納上市規則附錄10所載之上市公司董事進行證券交易之標準守則（「標準守則」）作為本公司董事買賣本公司證券之操守守則。根據向全體董事作出之具體查詢，全體董事確認於本年報涵蓋之整個會計期間，已一直遵守標準守則所載之準則規定。

## 董事購入股份或債券之權利

除上文「董事於股份之權益」所披露，董事或彼等各自之配偶或未成年子女於年內任何時間概無獲授予權利藉購入本公司股份或債券而獲取利益，彼等亦無行使任何有關權利，而本公司或其任何附屬公司並無參與任何安排，致使任何董事可於任何其他法人團體取得該等權利。

## 購股權計劃

本公司購股權計劃之詳情載於財務報表附註29。

## 主要股東於股份之權益

於二零零四年十二月三十一日，載於本公司根據證券及期貨條例第336條存置之登記冊內，擁有本公司已發行股本5%或以上之權益之人士如下：

*於本公司每股面值0.01港元普通股之好倉：*

| 名稱 | 直接權益 | 間接權益 | 所持有股數 | 佔本公司已發行股本百分比 |
|---|---|---|---|---|
| Diamond Leaf Limited | 162,884,503 | — | 162,884,503 | 9.8% |
| Solution Bridge Limited | 408,757,642 | — | 408,757,642 | 24.8% |
| 龔如心女士 *(附註)* | — | 571,642,145 | 571,642,145 | 34.6% |

*附註：* 龔如心女士名下所披露之權益為因彼於Diamond Leaf Limited及Solution Bridge Limited所持有之權益，而被視為龔如心女士於本公司股份所持有之權益。

除以上所披露者外，於二零零四年十二月三十一日，概無任何人士根據證券及期貨條例第336條所規定登記擁有本公司之股份。

## 董事（續）

根據本公司組織章程細則第92條規定，自上屆股東週年大會舉行日期後獲委任之趙世曾博士及Ian Grant ROBINSON先生，須於即將舉行之股東週年大會上依章輪值告退，惟彼等符合資格，願膺選連任。

本公司已獲取各獨立非執行董事年度確認書，確認彼等符合香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）第3.13條所載有關獨立性之規定。本公司認為全體獨立非執行董事均為獨立人仕。

## 董事及高級管理層簡介

本公司董事及本集團高級管理層之簡介載於本年報第9至11頁。

## 董事之服務合約

於即將舉行之股東週年大會上獲提名連任之董事，均無與本公司或其任何附屬公司訂立倘於一年內終止則須作出賠償之合約（法定賠償除外）。

## 董事之合約權益

於本年度內，概無董事於本公司或其任何附屬公司所簽訂並對本集團業務而言屬重大之合約中，直接或間接擁有重大權益。

## 董事於股份之權益

於二零零四年十二月三十一日，本公司一名董事於本公司或其任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份中擁有須記入本公司根據證券及期貨條例第352條存置之登記冊，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

*於本公司每股面值0.01港元普通股之好倉：*

| 董事姓名 | 通過受控制公司持有之股份數目 | 佔本公司已發行股本百分比 |
|---|---|---|
| 梁榮江先生 | 200,000 | 0.012% |

除上述披露者外，於二零零四年十二月三十一日，概無董事於本公司或其任何相聯法團之股份、淡倉、相關股份或債券中擁有任何根據證券及期貨條例第352條須作登記，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益。

## 儲備

於本年度內，本公司及本集團儲備之變動詳情，分別載於財務報表附註30(b)及第22頁之綜合股東權益變動表。

## 可供分派儲備

於二零零四年十二月三十一日，按照公司條例第79B條之規定計算，本公司並無可供分派儲備(二零零三年：零港元)。

## 主要客戶及供應商

在本年度，本集團五大客戶之銷售額佔銷售總額10%，其中最大客戶之銷售額則佔5%。本集團五大供應商之購貨額佔購貨總額39%，其中最大供應商之購貨額則佔11%。

本公司各董事或彼等之聯繫人士或任何股東(據董事知悉，擁有本公司已發行股本5%以上)概無擁有本集團五大客戶及供應商之任何實益權益。

## 董事

於本年度內，本公司董事如下：

### 執行董事：

梁榮江先生
吳智明先生
梁煒才先生
楊永東先生

### 非執行董事：

劉偉檳先生

### 獨立非執行董事：

陳正博士
Ian Grant ROBINSON先生 (於二零零四年九月一日獲委任)
趙世曾博士 (於二零零四年九月二十一日獲委任)

根據本公司組織章程細則第101條規定，吳智明先生及劉偉檳先生須於即將舉行之股東週年大會上依章輪值告退，惟彼等符合資格，願膺選連任。

# 董事會報告

董事提呈截至二零零四年十二月三十一日止年度之董事會報告及本公司及本集團之財務報表。

## 主要業務

本公司之主要業務為投資控股及證券買賣。附屬公司之主要業務為批發及零售時裝及飾物、提供電訊服務、經營渡假中心及俱樂部以及投資控股。年內，本集團主要業務之性質並無轉變。

## 業績及股息

本集團截至二零零四年十二月三十一日止年度之溢利及本公司與本集團於該日之財務狀況載於財務報表第19至68頁。

董事並不建議派發截至二零零四年十二月三十一日止年度之任何股息(二零零三年：零港元)。

## 財務資料概要

本集團過往五個年度公佈之業績及資產、負債及少數股東權益概要載於第69頁，該等資料摘錄自經審核財務報表及作出適當之重新分類。該概要並非經審核財務報表之一部份。

## 固定資產及投資物業

本年度內，本公司及本集團之固定資產及投資物業之變動詳情載於財務報表附註13。

## 債券

本集團之俱樂部債券資料載於財務報表附註25。

## 股本及購股權

本年度內，本公司之法定或已發行股本並無變動。於本年度內，本公司購股權變動之詳情連同變動原因載於財務報表附註29。

## 購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、贖回或出售本公司任何上市證券。

## 高級管理層

**康建熹先生**，五十七歲，是詩韻有限公司(「詩韻」)之董事總經理。康先生在英國完成工商管理課程後，於一九七四年參與家族企業業務。初期，康先生主理詩韻生產部門。一九八零年初，康先生開始掌管零售業務，並於一九九一年起，成為詩韻領導人。康先生在高級時裝零售界擁有寶貴經驗。

於一九九六年七月，康先生獲法國總統授予*Chevalier de l'Ordre National du Merite*稱號；並於二零零三年六月，獲授予*Chevalier de la Legion d'Honneur*稱號。

**黃世禮先生**，四十三歲，於二零零一年七月加入本集團為投資部副總裁。黃先生負責集團的保健業務投資項目。加入本集團前，黃先生擔任香港第一太平銀行商業貸款部副總裁；及於一所美資銀行出任企業銀行主任，並在芝加哥及紐約獲得有關國際金融經驗。在加入銀行業前，黃先生亦曾於一所國際會計師行工作，負責投資評估及研究等工作。黃先生持有香港大學社會科學學士學位。

**陳左惠嫺女士**，五十四歲，於二零零一年六月加入本集團為財務總裁。加入本集團前，陳女士擔任香港一間本地銀行之高級副總裁及財務總裁。陳女士為美國公認會計師公會會員。

**蔣耀強先生**，四十歲，於二零零三年十一月加入本集團為財務總監，負責本集團之整體財務管理。蔣先生擁有逾十五年專業會計工作及上市公司財務管理工作經驗，蔣先生畢業於香港中文大學，持有工商管理學士學位，為香港會計師公會及英國特許公認會計師公會資深會員，亦是香港執業會計師。

**葉仲衡先生**，三十二歲，於二零零三年九月加入本集團為首席法律顧問。葉先生曾於美國紐約及香港執業，並受聘於美國誠信律師樓及美邦律師樓。葉先生於執業期間曾處理多種法律事務，並對合併收購、市場融資、銀行借貸、私人投資基金等方面擁有豐富經驗。葉先生持有美國波士頓學院法律學院的法學博士學位以及美國羅徹斯特大學的經濟學及政治科學文學士學位。

## 獨立非執行董事

**趙世曾博士**，六十八歲，於二零零四年九月加入本集團。趙博士為卓能(集團)有限公司的創辦人及執行主席。趙博士畢業於英國Durham大學，獲建築學榮譽學士銜，其後從事地產、投資、財務、樓宇設計及建築行業達40年，他亦曾在政府屋宇署及建築部門工作及擔任香港地產建設商會董事超過20年。趙博士乃香港註冊建築師及英國皇家建築師學會會員及持有美國摩利臣大學榮譽博士銜。趙博士亦榮獲二零零四年之世界傑出華人獎。

**陳正博士**，五十歲，於二零零三年二月加入本集團。陳博士於生化藥制業務方面擁有廣泛經驗及專業知識。陳博士現擔任台灣健亞生物科技股份有限公司總經理。在此之前，陳博士擔任美國健亞股份有限公司亞洲業務副總裁。陳博士亦曾於諾華製藥公司之新藥發明及研究方面工作八年。陳博士擁有逾三十篇著作及十項專利。陳博士持有美國紐約羅徹斯特大學化學博士學位。

**Ian Grant ROBINSON先生**，六十五歲，於二零零四年九月加入本集團。Robinson先生為顧問及管理公司Robinson Management Limited之主管。一九九五年該公司成立前，Robinson先生已任職專業會計師達39年，並於國際會計師行安永會計師事務所出任高級合夥人。Robinson先生自1980年一直駐於香港，為亞洲地區提供專業會計服務，並曾於世界多個主要國家工作。Robinson先生現出任美國納斯達克上市公司Brek Energy Inc.之主席及香港房屋協會執行委員。

# 董事及高級管理層簡介

## 執行董事

**梁榮江先生**，五十八歲，本集團主席。梁先生於二零零零年十二月加入本集團為執行董事，並於二零零一年三月獲委任為主席。梁先生是華懋集團公司之董事，擁有逾三十年之財務及地產發展管理經驗。梁先生是香港地產行政學會資深會員，亦是香港地產建設商會執行委員會成員。

**吳智明先生**，六十一歲，本集團行政總裁。吳先生於二零零一年三月加入本集團前，曾擔任香港前第一太平銀行之行政總裁。吳先生是華懋集團公司之董事，亦同時擔任香港僱主聯合會諮詢委員。

**梁焯才先生**，五十四歲，於二零零零年十二月加入本集團。梁先生持有理學士(工程系)學位，亦是特許會計師。梁先生擁有十六年銀行業經驗，曾掌管全球其中一間最大銀行之銀行附屬公司的財務及資本市場部約十年。他於一九九七年初加入華懋集團，負責華懋集團之國際投資業務。

**楊永東先生**，五十歲，於二零零一年十月加入本集團為執行副總裁，並於二零零二年十一月獲委任為本集團董事，負責集團的投資業務。楊先生加入本集團前，曾於本港一間上市公司擔任執行董事之私人助理逾十年，負責香港、中國及東南亞地區的投資及發展業務。在此之前，楊先生亦曾出任一家美資銀行的商業貸款部經理及於一所國際會計師行出任核數師。楊先生於一九七八年獲得美國Indiana University的工商管理碩士學位，並於同年通過美國公認會計師公會的公開考試。

## 非執行董事

**劉偉楨先生**，五十五歲，於二零零一年三月加入本集團。劉先生是梁錦濤•關學林律師行之首席合夥人。劉先生為香港高等法院之律師，並合資格於英國及澳洲省市執業。劉先生亦為一名法律公證人及中國委託公證人。

## 其他投資(續)

*北京慧點科技開發有限公司(「慧點」)*

慧點於中國大陸從事軟件開發及解決方案服務項目,主要於北京從事政府電子化項目及企業界辦公室自動化系統。於報告期內,慧點於廣東及浙江設立兩家附屬公司,爭取於其他地區發展業務。

## 僱員及酬金政策

於本報告刊發日期,本集團合共聘用286名全職僱員,大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現而定,並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援,以及根據表現授予之購股權計劃。

*行政總裁*

**吳智明**

香港,二零零五年四月十五日

## 生物醫藥

*健亞生物科技股份有限公司(「健亞」)*

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之藥物公司,其業務範圍包括:開發新藥物及研製新劑型、為當地及國際藥物公司進行臨床測試、製藥,以及在台灣市場進行藥物推廣及分銷。

健亞正在開發一系列新藥物。「Genetaxyl」為健亞所開發之治療乳癌藥物Paclitaxel (BMS' Taxol)之改良配方,該藥物在台灣之市場佔有率有頗佳增長。此外,兩種新推出藥物Urotrol及Glusafes,在台灣市場反應良好。此外,於二零零五年初,台灣首次批准銷售兩種「每日一次」新藥Loxol SR及Diabetrol SR。預期該等藥物將於短期內在台灣推出。接連推出新藥物,將可進一步鞏固健亞之營業額。

*Cardima, Inc. (「Cardima」)*

Cardima為一家上市公司,從事在心臟手術使用其Surgical Ablation System (「SAS」)進行心房纖維性顫動微創治療之醫療儀器業務。SAS(包括Revelation Tx微型導管系統之儀器組合)之市場推出已通過歐洲之CE Mark批准。至於美國市場,就進行SAS之市場推廣,Cardima仍待取得美國食品及藥物管理局之推出市場前批准。為此,Cardima現正探索各種機會。

## 其他投資

***SinoPay.com Holdings Limited (「SinoPay」),前稱ChinaPay.com Holdings Limited***

SinoPay之主要業務是透過與中國銀聯股份有限公司在上海成立之合營公司(「合營公司」),在中國大陸提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。於二零零四年六月,合營公司完成增資交易,SinoPay於合營公司之股權由49%減至40%。本集團於合營公司之權益亦相應由3.43%攤薄至2.8%。

因應中國大陸金融服務逐漸開放,為提高效率及市場佔有率,中國銀聯股份有限公司建議合營公司與廣州好易聯支付網絡公司(「好易聯」)(目前由中國銀聯股份有限公司控制,與合營公司屬同業之廣東公司)進行一項新合併交易。在建議合併後,該兩家公司可分享資源及聯手進一步擴展全國性互通銀行卡網絡,以及進一步拓展中國銀行卡行業。管理層相信,兩家公司之建議合併可帶來重大協同效益,合營公司之業績表現應可獲得大幅提升。建議合併計劃於二零零五年內完成。

## 電訊

*國際電訊增值服務(「IPRS」)*

於二零零四年，由於市場狀況仍然艱巨，傳統IPRS語音市場並無復甦跡象。市況大幅下滑其中一個原因為兩大IPRS語音市場，即美國及日本市場近於完全消失。美國市場受到多項規管問題困擾，日本則因引入其他新型「增值服務」(主要來自流動電話業)而受到影響。

中國大陸在「資訊娛樂」方面與日益俱增之需求，代表對增值通話之需求增加。本集團將在來年開始尋覓進軍該市場之商機。

在未來一年，本集團其中一項主要工作為繼續努力及堅持不懈地向應付款公司追收未償還及過期款項。此外，儘管市況艱巨及競爭劇烈，管理層欣然報告，本集團仍能維持其現有終端點。

管理層相信，儘管未來經營環境仍將同樣艱巨，預期中國大陸市場之開放不僅將為增值語音服務重新注入動力，還將為本集團開啟進軍不同類別「增值服務」(例如增值通話、增值短訊等)之商機。

*無線上網卡業務*

上海安電通信科技發展有限公司(「上海安電」)之主要業務為透過流動網絡提供無線上網服務，以及與上海移動通信及上海中國聯通合作，在上海分銷GPRS及CDMA1X上網卡。上海安電與當地業務夥伴及營運商之零售店已建立穩固之業務合作關係，並成為上海中國聯通CDMA1X之其中一主要分銷商。於二零零五年，管理層擬發掘將現有業務模式應用於其他消費者產品／服務之新商機。

## 時裝零售

*詩韻有限公司(「詩韻」)*

詩韻繼續在香港消費者之信心反彈中受惠。其業務維持二零零四年上半年之勢頭，於二零零四年繼續錄得業績增長。

二零零四年下半年及二零零五年首季共開設四家新零售店，總樓面面積逾6,500平方呎：崇光百貨公司之Givenchy、國際金融中心商場之Givenchy、港威中心之Swank Ladies及國際金融中心商場商場之Kenzo。詩韻將於二零零五年第二季為其零售網絡增添另一家著名時裝店，即於國際金融中心商場之Roberto Cavalli旗艦店。管理層相信，在高級零售點擴展其零售網絡，可進一步提升詩韻之業務，管理層現正就擴展計劃作進一步研究。

## 業務回顧

### 經營渡假中心及俱樂部

*上海顯達鄉村俱樂部(「上海顯達」)*

上海顯達之擴建及升級工程如期進行。在完成該等工程後，上海顯達將主要包括一幢酒店大樓、一幢俱樂部大樓，其他配套建築物及若干戶外康樂設施，包括一個200米高爾夫球練習場、網球場及戶外游泳池。上海顯達將在完成升級工程後改名為「上海萬歲城市渡假中心」。

酒店大樓為一家四星級渡假酒店，約有300間客房。設有中、西餐館及多用途會議廳。俱樂部大樓設有戶內游泳池、水療浴池、健身室，並附設羽毛球場、乒乓球室、棋藝室及活動中心等設施之多功能體育中心。

管理層預期，上海顯達於二零零五年中試業。就規模及功能而言，上海顯達將成為上海其中之一最大及領先之俱樂部渡假中心。根據上海酒店去年之高入住率，管理層相信該趨勢將在未來數年得以延續，並對本集團之新酒店有利。此外，管理層相信，現時上海對優質住宅物業的強大需求，反映上海市民日益講求生活質素，尤其是預期未來十年經濟增長將維持高企。因此，管理層對上海顯達之業務發展充滿信心。

鑑於上述因素，管理層決定增購上海顯達之管理公司上海麗致育樂經營管理有限公司15%股權，於二零零五年二月增購完成後，本集團之股權合共達35%。

*香港顯達鄉村俱樂部(「顯達」)*

顯達二零零四年之表現大致符合管理層之預期。房客服務有滿意表現，收益錄得大幅增長，原因為自三月起大量中國遊客訪港。中式餐廳及西式餐廳之表現遜於預期，原因為激烈競爭以及會議及培訓活動減少，致餐廳之表現受到影響。至於體育及娛樂設施服務之表現則大致符合管理層之預期。

預期在翻新工程及致力配合客戶之需求下，顯達可維持其競爭力。顯達之設施提升工作將持續進行，使其經常保持最佳狀態。

## 財務回顧

截至二零零四年十二月三十一日止年度，本集團錄得營業額221,273,000港元（二零零三年：138,600,000港元）及股東應佔綜合溢利13,616,000港元（二零零三年：虧損34,069,000港元）。每股基本及攤薄盈利為0.8港仙（二零零三年：虧損2.1港仙）。

數項業務使本集團表現得以改善。在經營渡假中心及俱樂部業務方面，由於現行改善措施、業務前景理想及市況改善，故俱樂部物業之資本值大幅提升，以及回撥若干重估虧絀。在國際電訊增值服務業務方面，管理層成功收回若干過往年度之未償還款項及收回數項過期款項。 在香港零售業暢旺下，詩韻表現出色，其業績亦錄得增長。本集團作出之若干策略投資亦出現升值。

## 流動資金及財務狀況

於二零零四年十二月三十一日，本集團之財務狀況穩健，持有581,349,000港元現金及存款（二零零三年：635,058,000港元）。於二零零四年十二月三十一日，借貸總額為21,308,000港元（二零零三年：61,931,000港元），其中12,758,000港元（二零零三年：52,787,000港元）須於一年內到期償還。於年度結算日，本集團之資本負債比率（即借貸總額與股東權益總額之比率）為2.3%（二零零三年：6.8%）。於二零零四年十二月三十一日之流動比率為6.7倍（二零零三年十二月三十一日：4.7倍）。

於二零零四年十二月三十一日，本集團之借貸及銀行結餘主要以港元、美元及歐元為單位，而滙兑差額已於經審核財務報表內反映。本集團之所有借款均為免息或以浮息計算。本集團於年內已從其內部資源悉數償還銀行貸款46,680,000港元（6,000,000美元）。因此，為獲取該銀行貸款而作抵押之本公司定期存款，已減少相等款額。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外滙狀況，如認為適當，將會透過遠期外滙合約對沖外滙風險。

## 資產抵押

本集團於二零零四年十二月三十一日抵押其定期存款44,000美元（二零零三年：6,110,000美元），作為取得金額達44,000美元（二零零三年：6,110,000美元）之一般銀行信貸之抵押。

## 致謝

本人謹此機會感謝各董事、僱員、股東及業務夥伴對本集團充滿信心，以及一貫鼎力支持。

*主席*
**梁榮江**

香港，二零零五年四月十五日

# 主席報告書

本人欣然報告安寧數碼科技有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零四年十二月三十一日止年度之年報。

本集團於二零零三年十月收購詩韻有限公司(「詩韻」)60%權益後，躋身時裝零售業務。本財務報表載有詩韻之二零零四年全年業績。

## 業績

截至二零零四年十二月三十一日止年度，本集團錄得營業額221,273,000港元(二零零三年：138,600,000港元)，較去年大幅增加60%。營業額大幅增加主要來自時裝零售業務。

本集團於二零零四年轉虧為盈，錄得股東應佔純利13,616,000港元，而去年則錄得虧損。數項業務之貢獻使業績轉虧為盈。由於物業市場改善及大幅擴充及提升俱樂部設施，故俱樂部物業價值提升，國際電訊增值服務業務方面則收回若干過往年度應償還款項，以及時裝零售業務在零售業暢旺下表現出色，並錄得增長。

## 展望

### 上海顯達鄉村俱樂部

本集團與一家本集團持有35%股權之酒店管理公司合作，將上海顯達鄉村俱樂部(「上海顯達」)改建為一所附設有四星級渡假酒店之水療浴渡假中心。上海顯達之擴充及提升工程已進入最後階段，並計劃於二零零五年中試業。上海顯達將於重開時改名為「上海萬歲城市渡假中心」。

上海增長迅速，對休閒渡假設施之需求不斷上升。董事會對上海顯達之前景十分樂觀。

### 時裝零售

於二零零四年十二月三十一日，詩韻設有合共14家店舖及百貨公司專櫃，其中3家新店舖及百貨公司專櫃於本年度內開設。在未來一年，詩韻將於租約屆滿時策略性關閉若干低盈利的店舖，並將繼續在優質地點開設新店，提高其盈利能力。

在香港經濟持續增長及零售業暢旺下，董事會有信心，時裝零售業務將繼續增長，並成為本集團營業額及溢利來源之一。本集團亦會繼續尋覓擴展時裝零售業務之商機。

# 目錄

enewmedia

安寧數碼科技有限公司

# 年 報